Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following is a transcript of the presentation held on September 18, 2018.

DELL TECHNOLOGIES INC.

ANALYST MEETING

MODERATOR: ROBERT WILLIAMS

SEPTEMBER 18, 2018

9:00 A.M. CENTRAL

STRATEGY AND OUTLOOK

Michael Dell

Announcer	Ladies and gentlemen, please welcome Rob Williams. (Applause.)

Rob Williams	Good morning and welcome to the Dell Technologies Analyst Meeting, appreciating everyone getting out this morning.

We’ve got a really packed morning for you, so we’ll talk through everything.

There are some announcements on the screen and also in your handout about important disclosures and statements related to Safe Harbor, Reg G, and the transactions. So I encourage you to review those as needed.

Let’s go ahead and get to the speakers and the agenda.

As you can see from the screen and your handouts here, we have a great group of leaders, a real great cross-section across the entire Dell Technologies family, including our SAB leaders that will be here with you today and speaking and taking Q&A.

Turning to the agenda, really want to think about this in three parts today.

Part number one will start with Michael and Jeff Clarke, and then Tom will join them for Q&A. We’re going to focus on the tremendous opportunity that we see ahead for the industry and for Dell Technologies. We want to talk also about the transformation of the business and our integrated portfolio, including R&D integration.

We’ll then move to a go-to-market section where we’ll talk quite a bit about go-to-market and synergies and how we’re working across the Dell Technologies family to integrate our solutions, all of our technologies and go-to-market capabilities, and R&D together.

And we’ll have leaders from our sales organizations, our strategy organizations, as well as SAB organizations, that is Strategically Aligned Business organizations.

We’ll obviously take Q&A on both of those sections as well.

And then we’ll move to the financial section with Tom. That will be right around noon. And Tom will cover the financial model, and we’ll also talk about the transaction, including the valuation.

So that’s the morning. There’s a lot going on. As you notice, there is not a break. So if you need to step out for just a second, we understand, please do that.

Finally, on July the 2nd, we did announce the Class V transaction. And we filed a preliminary proxy on August the 6th and an amended proxy on September the 5th.

We plan to file a definitive proxy in the coming weeks, and we will also be out on the road beginning next week and the week after on the East Coast, the Midwest, and the West Coast. So, we’ll be engaging with investors in one-on-one and group meetings, and we look forward to continuing the engagement and discussion around the transaction.

So with that, let’s go ahead and get started. Thank you.

Announcer	Ladies and gentlemen, please welcome Michael Dell. (Applause.)

Michael Dell	Good morning, everyone, and thank you for joining us. We are extremely excited to introduce you to Dell Technologies. It’s been about five years since we took Dell private and a lot has happened over that time.

Right now, we’re in the early stages of a massive technology-led investment cycle. And I’d like to talk today about the forces that are driving this cycle and how we’ve built Dell Technologies to capitalize on this enormous opportunity on behalf of our customers and our investors.

We’ll start with data. We’ll talk about technology innovation and the powerful, emerging forces that are coming together to define our future.

And then we’ll look at how businesses and governments around the world are responding to ensure their relevance and success in this data economy.

And third, we’re going to dive into Dell Technologies and how we created the new leader in technology infrastructure through the combination of Dell, EMC, VMware, and many others, right at the exact moment when a long wave of technology infrastructure investment is beginning to swell.

We’ll look at our strategy, our capabilities, our performance, our competitive position, our innovation. You’ll get to hear from top executives across our family of businesses, and of course we’ll have time to take your questions.

So let’s begin with a look at how a new breed of technologies is changing how the world actually works.

You know, it all starts with a company’s data. And that’s great because we store and protect more data than anyone in the world. In fact, we are larger than number two and number three and number four all combined together.

And that data helps make better products and services, and this allows a company to attract more customers. This has been going on for a long, long time. And that results in more data and the cycle repeats itself.

Now, what’s happening is that companies are starting to use artificial intelligence, machine learning, neural networks, the Internet of Things, to use the data more effectively.

It’s estimated that by 2019, 40 percent of digital transformation initiatives will use AI services, and by 2021, 75 percent of commercial enterprises will use artificial intelligence in their applications.

And just around the corner is the fifth-generation cellular network, moving exponentially more data at exponentially faster speeds.

And the cycle just keeps getting faster and faster. And the faster you can do it, the more progress that we all make.

The bottom line is that if artificial intelligence and machine learning is your rocket ship, data is the fuel for your rocket. Data becomes the most valuable asset, even more valuable than your applications.

And the great news about data is that we’ll end up with tons of it through the Internet of Things.

Everything that has electrons pulsing through it is becoming intelligent, from industrial equipment to medical devices, smart buildings, factories, public safety systems, vehicles and airplanes.

And as this Internet of Things explodes, so does the attack surface and the security risks. So we’re thinking deeply about how to secure this new, even more connected world.

We also need a lot more storage and computing power and AI-ready infrastructure, not just for the clouds, we also need it for the edge. Because the true potential of the Internet of Things and artificial intelligence are unlocked when they come together as one complete, interdependent ecosystem. This is really the next evolutionary step in computing, with profound implications on businesses, industry, and organizations, around the world.

So, look, over time, we’ve seen computing architectures shift, right? First, we had the centralized model of mainframes. Then we had client/server, which drove down the cost of computing with open systems. And that ushered in a new, distributed model of computing. Then we had the worldwide web and cloud computing began to emerge. And the pendulum swung back to centralized with large data centers.

But we’re not done innovating. In fact, not even close. Because a new breed of applications that require real-time response is driving a huge move back to an even more distributed model, with massive volumes and velocity of data, and real-time decisions required for things like autonomous vehicles or robots on the factory floor.

The boom in edge computing will require new type of technology infrastructure, massively distributed and optimized for AI and machine learning applications in real time.

Now, customers increasingly understand that the cloud is not a place but rather an operating model where everything is software-defined and infrastructure is code.

It’s not the public cloud versus private cloud, it’s a multi-cloud world where customers want to deploy applications anywhere.

And by software-defining, automating and modernizing data centers, on-premise hybrid clouds are super-efficient, especially for the predictable workloads which for most customers are 85 to 90 percent.

Customers want a developer-friendly infrastructure that is cloud agnostic, allowing them to deploy their applications on the edge, in the private cloud, hybrid and public clouds. And they want to move them back and forth at the time of their choosing.

And there is a right answer for every workload.

By software-defining the data center, we’re moving towards this idea of autonomous operations.

In fact, in 2018, 80 percent of customers reported cloud repatriation of applications to on-premise systems. And this was consistent across small, medium and large organizations. And it’s estimated that 50 percent of public cloud applications will be repatriated over the next two years.

And the top reasons for public cloud repatriation are security, performance and cost.

By 2021, these hyper-agile, multi-cloud architectures that we bring together with Dell EMC, Pivotal and VMware, will be mainstream, with 80 percent of applications developed on cloud platforms using microservices and cloud functions.

So, look, that’s the technology backdrop. There are powerful emerging forces that will define success in the coming decade, and a new kind of technology infrastructure is required to deploy these capabilities.

So how are customers and businesses and the world at large responding to this?

Companies are increasingly realizing that to succeed, they must express their competitive advantage through software and data. And if they’re not already rapidly on this path, they’re probably already doing it wrong.

In this sense, the domain of technology is no longer the IT department. Information technology is now business technology. It’s a top of mind topic with CEOs and business line executives in virtually every company and every organization.

And customers need to reimagine their business and every aspect of their operations in this world of software, data and AI to drive growth, new business models, customer relationships, and the creation of better products and services.

So, let me try to quantify all of this for you.

Here are some of the drivers of computing growth, right? We had a million mainframes and we had billions of devices on the mobile Internet. Now we have tens of billions on the Internet of Things.

In addition, by 2021, there will be more than 250 million server microprocessor cores, supporting more than 1.5 billion containers. That’s up about three times from the 2018 level.

All of this correlates with an explosion in the number of connected devices, and of course you guessed it, an explosion in the amount of data. And we’re at the very beginning of this. In seven years, we’ll zoom ahead to 160 zettabytes and beyond.

And with the ability to harness the power of data through software and advanced, intelligent infrastructure, we’re seeing a technology-led investment cycle, driving IT spending to a 4.5 percent CAGR or roughly twice the GDP.

It could be much more than that, in my personal opinion, but these are some of the estimates that are out there.

This is driven by what IDC calls “innovation accelerators,” and what is broadly referred to as and what we often call “digital transformation.” It’s the billions of connected things, distributed computing, 5G, software automation, AI, learning and inference from data, and the cost of predicting things, the cost of prediction going to zero, augmented reality, virtual reality and next generation security.

Over next few years, this digital transformation will drive technology growth even faster, adding a half a trillion dollars to the available market in the next three years.

And it will require and drive huge growth of the modern architectures that I’ve just described, the beginning of a massive technology-led investment cycle, in preparation for a future that’s coming quite fast.

And we imagined and created Dell Technologies to meet this opportunity head on.

So, let’s explain what Dell Technologies looks like today.

We have an unmatched capability of technologies and services that spans eight distinct brands.

We enable the multi-cloud world, software-defining everything with VMware, Pivotal, Virtustream and Boomi.

We help customers transform, automate and modernize their data centers with Dell EMC and VMware.

And we enable workforce transformation with our Client Solutions Group and VMware.

And we surround all of this with intelligent, business-driven security from RSA, from SecureWorks, Workspace One and NSX,all supported by global services that span the entire Dell Technologies portfolio, and by flexible consumption offerings from Dell Financial Services.

And all of our solutions are also supported by a best-in-class go-to-market engine and a world-class supply chain.

Our technologies align together along the trends that we discussed.

And we work deeply with our customers to understand their unsolved problems and opportunities.

Together, Dell Technologies provides customers with an unparalleled capability to address the digital transformation, the IT transformation, the workforce transformation and the security transformation.

And the customer response to this has been, well, pretty tremendous. They love the technical collaboration across all of Dell Technologies family, and increasingly prefer to have a larger, more important relationship with one industry leader, number one in everything, all in one place, versus tens of smaller, less capable companies.

And this has led to tremendous growth in cross-selling across the entire family of Dell Technology businesses. Over the trailing 12 months, we generated $86.8 billion in non-GAAP revenues. In the second quarter it was up 16 percent year over year. And we’re seeing the highest levels of organic year over year growth that we’ve seen since 2011.

For the trailing 12-month period, we generated $10 billion of adjusted EBITDA and $8.5 billion in cash flow from operations.

And we are accelerating the pace of innovation through continued research and development investments.

In the past three years, we’ve invested over $12 billion in R&D, and almost 90 percent of our engineers, our scientists and our PhDs are software developers.

The innovation engine at Dell Technologies is cranked up on high, and this is helping us expand our lead in all forms of infrastructure, from storage to servers to the software-defined data center.

With a sales force of roughly 40,000 and a growing partner program, we’re adding new customers and expanding our reach from the largest companies and governments in the world, with 99 percent of the Fortune 500, to businesses and organizations of all sizes, in virtually every country in the world.

So now let’s give you a sense for how much the company has changed over the last five years

Dell Technologies is a leader in both the existing and the emerging technologies. And we are unique in our ability to help customers address all four transformations as one integrated, end-to-end organization, from the edge to the core to the cloud.

And we have an unmatched and highly complementary set of leading solutions across our family of businesses, brought to customers through a best-in-class go-to-market engine.

Together, these advantages are delivering outperformance and giving us a superior financial model.

And we’re led by a world-class team. Let’s take a closer look at each of these.

So first of all, we are unmatched in our scale and breadth. We are the only provider with leading positions in every major category.

We are number one in the largest sectors, from the $76 billion x86 server sector to the $26 billion storage sector, to the $189 billion client sector.

Whether it’s software defining the network or the entire data center or application development or next generation, automated, automated infrastructure or security, Dell Technologies has the solutions, the software, the hardware and the services, at the forefront of the software-defined revolution.

All of this is brought to market with an incredible sales force of 40,000, across 72 countries, in 150,000 partners across 180 countries, and growing.

We have a well-planned organization with two significant organizations, our Client Solutions Group and our Infrastructure Solutions Group, along with VMware and our portfolio of strategically aligned businesses, a one-stop-shop for integrated technology solutions.

In FY18, 97 percent of our top 500 customers purchased from at least two of the 3 historical Dell, EMC and VMware businesses.

And we’re building on those number one positions, enabling our customers, while outperforming the competition and gaining share.

Our success leads to superior operating performance and a superior financial model. We’re focused on long-term growth, industry-leading cash flow, best-in-class unit economics, attach rates, and an efficient capital structure.

And you’re going to hear much more about this throughout the day.

We also have the deepest bench in technology. Bringing together Dell and EMC and VMware and the rest of our strategically aligned businesses, we have united the greatest team in the industry, a technology all-star team of founders, luminaries, and seasoned industry veterans. Each a CEO in his or her own right, together we are a juggernaut of talent, leadership and expertise.

In closing, let me just say that, you know, welcome to Dell Technologies, the new leader in technology infrastructure and software.

Since going private in 2013, we’ve undergone a massive and very successful transformation.

And today, Dell Technologies operates at extraordinary scale, with an unmatched breadth of complementary solutions.

And we are at the early stages of a technology-led investment cycle that is driving growth.

Dell Technologies is outperforming the competition, gaining share and growing faster than the industry.

By spanning existing and emerging infrastructure and the multi-cloud world, Dell Technologies is differentiated in enabling customers to maximize the value of today’s investments, while also enabling the business needs of tomorrow.

And we’re positioned to be our customers’ best, most trusted partner on this digital journey.

So, look, we’re managing this company with discipline, with focus, with a focus on growth and cash flow and efficient capital structure.

Also, as many of you can appreciate, we’ve been at this a long time, with a focus on medium and long-term outcomes. We’re not running this company for short-term gains. We’re investing and innovating with a long-term time horizon to capture the enormous opportunities that are unfolding.

We’ve built the right company at exactly the right time for our customers, for our partners, for our team members, and for our investors.

Thank you all very much.

(Applause.)

BUSINESS OVERVIEW

Jeff Clarke

Announcer	Ladies and gentlemen, please welcome Jeff Clarke. (Applause.)

Jeff Clarke	Good morning, everyone. What an exciting time to be in technology. If you just listened to what Michael said, the opportunity in front of us is immense.

I’m going to spend time talking about those shifts in a little more context. Michael talked about what we see as major changes driving our industry, a massive amount of data, fueling AI and ML workloads, on the horizon of the fifth-generation cellular network, and lastly, this pendulum shift back towards edge computing, which is driving amazing amounts of data, as Michael mentioned, and the need for increased resources on the compute side and the storage side.

I’m going to add some context to that, and talk about how that is driving the customers’ needs for digital transformation.

Then I’ll talk about each of our three businesses, and then I will close with how we are working together across the Dell Technology family to build a more integrated solution set for our customers.

Our customers are investing in better ways to leverage their data, with new technologies to reinvent and automate all parts of their business, to respond more quickly to opportunities, and most importantly, to drive better business outcomes more quickly.

This investment cycle is advancing our business outcomes in a way that we’ve never seen before. We’ve talked about digital transformation. And this technology-led investment is driving a new era. Many have coined it a “data era,” which I think is spot on with what we’re going to talk about in the next few minutes.

If you think about this industry, the opportunity, the amount of data that’s coming, this need to invest in technology, Michael’s spot on that we see an expected TAM increase of a half a trillion dollars over the next five years, from $3.1 trillion to $3.6 trillion. This amazing opportunity lies in front of us at this very moment.

You might ask, what’s driving this? At the very core, we are at an unprecedented tipping point in computing power. In my working lifetime, the average CPU or the CPUs we work on today versus what I started with are a million times greater in performance. A million times greater performance in 32 years.

Coupled with an exponential increase in the availability of compute and storage resources, which in turn is driving incredible innovation and this explosion of data that we talked about.

This data era Michael talked about, and he hit it spot on, it’s very early. We are moving from a petabyte era right through the exabyte era to the zettabyte era.

Think about, that’s 2 to the 70th power, 1 with 21 zeroes, or if you prefer, 1 billion 1 terabyte drives. That’s one zettabyte. It’s amazing.

It’s going to require three to four orders of magnitude in processing capability, more scale-out architecture, more high-performance architecture, new network technologies like 100, 200, 400 gigabit ethernet, software-defined networking, software-defined WAN, and new protocols will be essential to achieve the scale to handle this data that’s in front of us.

When I think about the opportunity in the Internet of Things, the number of connected devices today, 20 billion connected devices today and on the path to 100 billion by 2025. And as an industry we generally understate these things, probably billions and billions more coming at a rate that we cannot even contemplate today with new applications that haven’t been thought, coupled with 5G, low-latency, high-bandwidth communication, a hundred times faster than 4G, accelerating the data creation.

A couple of thoughts for you: 90 percent all data has been created in the last two years. I think we’ve said that for each of the last two-year periods for a decade now. It’s estimated by 2020, the data volume will reach 44 trillion gigabytes or 44 zettabytes. By 2025, 25 percent of all of the data created in the world will be done in real time, requiring real-time processing.

The average person in this connected world will interact with a connected device 4,800 times, once every 18 seconds. And of all of the data that’s going to be analyzed per year by cognitive systems will have to increase by two orders of magnitude just to deal with that information.

And in this connected world, we see with many, many more endpoints, as the chart describes here, that the end users will create 1 quintillion files per year every year.

To put that in perspective, it will take Niagara Falls 210 years to flow 1 quintillion gallons of water through that, and it will create that on an annual basis going forward.

It’s truly an explosion of data, and it’s everywhere. The notion of central control of information or data is gone. It’s at the edge, it’s in the core, it’s in the cloud.

It’s estimated today that less than half of the organizations on the planet have the technology they need today to handle their current data needs. And those who do, most have not invested in the technology to scale with the data phenomenon, the data era that’s is coming at them. New technologies will be required to fully utilize and deliver business outcomes.

It will require acceleration in compute, it will require a notion of high-scale and high-performance storage and data protection, and new fabrics and new stacks, just to be able to provide the capacity, scale and capability to handle the data.

This modern infrastructure will be required to run the new, high-value workloads that Michael talked about that are being deployed today and, in the future, to automate and provide the intelligence to do three key things.

One, enhance and transform the user experience by making it easier to leverage technology, reducing human complexity and bringing machine intelligence to the human experience.

Second, we will see it used in every existing and future business process to bring a next-generation of productivity to the marketplace. And this advanced software will change the line between what’s done with IT systems and what is done by people in the future world.

And lastly, we will see this notion of software-defined, AI and ML technology make its way into the new technology areas like autonomous cars, self-driving data centers, as well as smart factories.

It’s truly an exciting time and that backdrop also I think is a good segue into why Michael said 90 percent of our engineers, scientists and PhDs develop software. Now you can see why. It is really a software world that we are operating in.

From the edge, to the core, to the cloud, we are uniquely positioned to win in this technology-led investment cycle and well into the data era for three reasons.

One, we have an advantaged starting point. Michael said this. We store, process, move, protect more data than anyone in the world; huge advantage from a starting position.

Second, we have a distinctive collection of assets, very unique. We alone — we alone, Dell Technologies, have the portfolio that connects the edge to the core to the cloud. And it enables us to solve customer pain points like security, data portability and the interoperability issues with the IT stack, in a world that’s going to be awash with data.

And three, we have a differentiated set of assets. We have the largest and best direct sales force in technology, which Billy and Marius will talk about a bit later.

We have an unmatched global services business, tremendous scale, 60,000-plus service professionals and partner professionals servicing our customers, across 165 different countries, and have built a set of unique capabilities that we’re very proud of and I think distinguish us amongst others in the service industry.

We’ve embedded AI and machine learning in our service offerings, and we’re able to proactively service and support our customers, and at the same time, take our great amount of telemetry data and improve our offers to our customers.

And then you can’t have a Dell discussion without talking about one of our most significant advantages, which is at an-scale supply chain, $64 billion in gross purchases, 200,000 orders processed and shipped every day, across 25 factories and 50 distribution centers. It is a huge differentiated set of advantages, coupled with something I know Tom will talk about, which is our global services arm where last quarter alone we had record originations in our DFS business of $1.9 billion. Quite a set of assets.

Again, when you look at our market position, our financial performance, our customer satisfaction and the rate of innovation across the broad base of Dell Technologies, all prove that bringing this collection of assets under one roof was the right decision two years ago.

We are positioned better than anybody else in the marketplace, we’re winning today, and there is no one that is in a better position to win in this investment cycle and data era that we are living in right now. We’re pretty excited about that opportunity.

I will move now to each of the respective businesses. I’ll talk about CSG first, ISG and then VMware.

The CSG business, you would know it as generally our PC business and accessories business. The trailing 12 months revenues have been $41.7 billion. We grew 14 percent in Q1 and 13 percent in Q2. Operating income of $2.1 billion, just roughly 5 percent of revenues. We’re the number one performer in PC revenue. The number one performer in PC profit. We’re the leader in workstations. We’re the leader in gaming, leader in flat panel monitors for 20 consecutive quarters, and we’re now on a run of 22 consecutive quarters of gaining PC share on a year over year basis. And in Q2 it was the high-water mark in our 34-year history at 18.2 percent of worldwide global PC share and 22.8 percent share in the commercial PC marketplace.

Most importantly, our strategy hasn’t changed in five-plus years. We’re consistently executing our strategy. It’s all about the right share. It’s all about scale. It’s all about profit. And it’s all about cashflow winning this PC high-volume business.

For those of you that think the PC business isn’t an attractive business, the PC is alive and well. Since we first proclaimed the PC is dead our industry has shipped 1.6 billion PCs for nearly a trillion dollars. It is absolutely alive and well and remains the primary productivity device in our industry, period.

The industry has stabilized. We think it’s modest growth in the commercial PC sector driven today primarily by a Windows 10 refresh. And we think the opportunities moving forward to modernization the PC experience for business is continued opportunity to grow the business.

We think this industry continues to consolidate. You can see the chart on the top right-hand corner, the industry has consolidated around three manufacturers, Dell, HP and Lenovo. We, over the last five-and-a-half years, have taken 630 basis points of share in this consolidation and we’ll continue to do so. We think the market will consolidate towards 75 percent across the top three manufacturers, and those top three manufacturers will leverage their global scale and global reach to drive that consolidation in a profitable way.

And we have the advantaged business model. Our advantaged business model, as we talked about, generates differentiated margins, profits, differentiated revenue, and differentiated profits, 70 percent of our business comes from the commercial PC segment versus the industry that’s roughly 56 percent. So we are skewed to the most profitable segment. And in consumer disproportional share in the XPS business and the gaming business, the most profitable segments there.

And what’s really interesting about the PC business is the $190 billion market that Michael talked about, there’s an adjacent $180 billion of accessories around those PCs every year. We have an advantaged attach motion to sell software and peripherals, financing and services into that adjacent category across each and every unit.

And we do that in a very, very unique way, our direct salesforce is a huge advantage to us. It allows us to sell at a higher ASP and drive an attach motion in a differentiated manner over every one of our competitors. Couple that with the leader in innovation and you have the PC business performing quite well, and we think it can continue as we look forward as the market has continued to stabilize with modest growth.

Let me switch over to the ISG business. For the trailing 12 months, $34.4 billion of revenue, $3.9 billion of operating income, that’s roughly 11 percent operating margins. We are the leader in external storage, data protection, CI, HCI, x86 server units and revenue, mainstream server units and revenue, every major category in the infrastructure business we’re the leader in.

We grew 25 percent in Q1, 24 percent in Q2. Pretty nice growth, and we’re generating cash flow out of this business on the consistent basis that you would expect.

When I think about the prospects going forward, the industry trends bode quite well. This data era will drive a massive build out of modern infrastructure on premise and in the cloud. We’ll have to build optimized servers and optimized storage, they’re going to be required for these new workloads that are coming. And a pivot to more edge computing and 5G provides additional opportunity. The hybrid cloud will be the norm. Michael mentioned some statistics earlier. These macro trends continue to grow our infrastructure opportunity for us.

And what’s not often talked about is while it shows external storage being flat, we don’t know where the storage is going to be. What we do know is, the world is going to need more storage. Whether it’s going to be in the server in an embedded solution, whether it’s going to be a purpose-built array, or whether it will be an appliance of HCI, what we do know is the amount of storage the world will need going forward, given what Michael and I have talked about, is much, much greater than we’ve ever seen.

And the estimate that the storage market embedded and external is going to grow 28 percent is probably widely understated given the opportunities in front of us. And we know with the repatriation that Michael talked about earlier, 80 percent of customers thinking about repatriation, 50 percent of them moving them back in the next two years, there’s going to be a mix of what’s in the public cloud, hybrid cloud and on-premise, and we’ll continue to see that more.

What we do know is servers will continue to grow. It’s going to be driven by two fundamental principles. One, the traditional three-tier architecture where the best of breed components win, which we have the best in breed components in the traditional architecture, we see that being a catalyst to modernize technology.

And in the software-defined area, the two-tier architecture, our HCI, where we’re the leader in, will continue to be an opportunity in the world where software-defined runs on industry standard products, i.e., our servers, all driven by six specific characteristics: the need for all-flash and higher performance; scale-out architectures; cloud-defined and cloud-ready; software-defined and software-implemented; trust, which means security; and then embedded AI and ML into the portfolio. We think that is the backdrop of the opportunity that sits in front of us.

Specifically about our server business, we’ve seen tremendous growth in our server business and networking business since the privatization. You can see it’s grown 70 percent over the past five years. Equally important, in the last four quarters, starting with Q3 of last year, our server and networking business has grown 32 percent, 27 percent, 41 percent and 34 percent respectively.

Our business is doing quite well, and we’ve become the industry leader. We displaced the previous leader at 87 quarters in a row of being the leader in the industry. We are now the leader in the industry for four quarters and extended our position over the number two player this last quarter. It’s been an incredible story in our server business.

And we’re not done. We’ve actually initiated a server business transformation framework last year to future-proof the business for what we think the competitive landscape is going to be in 2020. We’re doing that today.

And, on top of that, the second element of this framework is to focus on how do we get a larger percentage of the industry in the high-value workloads? This is an area of investment in our server business. How do we move up the food chain, if you will, in the server business and grab onto more of those higher value workload opportunities in our industry?

We’ve launched three products this year that really begin to show what we’re capable of. The PowerEdge 940xa, think of it as an artificial intelligence ML optimized server, that’s exactly what it is, capable of processing high volumes of structured and unstructured data and the ability to accelerate the computation pattern recognition through thousands and thousands of cores, in fact in excess of 20,000 cores. What used to take 20 minutes now takes one second. That’s the world we live in and what’s in front of us.

The new PowerEdge MX that we just launched a month ago. Our next generation modular box, blade if you will. Think about it as no midplane. We’ve increased the throughput through the architecture allowing us in these new emerging workloads to reduce latency, increase network throughput and ultimately allow these new emerging workloads to work faster in this modern architecture.

And then last thing, the example, would be our Dell EMC Ready Solutions for AI. We’ve put in the hands of today’s scientists a product that can be deployed with ease that is implemented 30 percent faster, in half the time than our predecessor.

So a huge opportunity for us to participate here.

Our server business has probably been, in the Dell EMC business, the single biggest business that’s benefitted from the Better Together philosophy and the comprehensive selling motion across all of our company. Specifically where we’ve had tremendous success with storage for a very long time we’ve been able to drive our server business into each and every one of those accounts, particularly Billy Scannell’s enterprise accounts. It’s provided us a huge opportunity to get the revenue synergies from that that are together in our enterprise business.

ASPs are up, particularly driven by component cost additions, but by also more richly configured servers, more memory, bigger CPUs, more disk drive or SSC, which is an indication that we’re selling deeper into the data center. It’s a big opportunity for us to continue to do that.

In closing on the server side, we’re winning. We’re growing. We have an advantage strategy and we are executing at the same level of proficiency that we are in the CSG business and we’ll continue to do so as we see the opportunity emerge for us on the server side.

Moving to storage, I suspect a few of you have a few storage questions on your mind. Coincidentally today marked my 366th day working with our storage team, day one of year two. And I’m really, really pleased, encouraged by the results that we’ve had in the first year.

When I think about what’s happened and where we are today, almost night and day, particularly if I look at the first half performance. Our storage business in Q1 grew 10 percent. It took 580 basis points of share. Our storage business in Q2 grew 13 percent and took 100 basis points of share. We are growing again in the storage business.

We’ve made the necessary decisions in my mind and have built a foundation for future growth. I look at the chart in front of you and think of it in the terms of what we’ve done in the last year that position us from where we’ve been to go back and grab much of the market share that we have given back over the past four years.

We brought the team together. We formed a single storage team. We’ve removed the silos that have existed in the legacy organization and we’re winning together as one team, which gives us tremendous opportunity to apply our best resources on the most important products and technologies in the organization, irrespective of brand and heritage they come from, a huge, huge change for us.

We’ve accelerated the rate of and the breadth of innovation across the organization. Our innovation engine is revved up like it hasn’t been in some time in the storage business. And we’ve increased the competitiveness of each and every product over the last year, beginning early this year across the data protection portfolio, the storage portfolio; we have improved the competitiveness of each and every product.

Fourth, and we have plenty of work to do here, is we’ve reduced the complexity. We’ve simplified our next generation roadmap, resulting in a more focused and improved execution and I’ll talk about this in a moment. And probably the fifth one, which I know Bill and Marius will talk about, as well, but we’ve made significant investment in the go to market engine to increase the capacity and coverage of our industry.

We put more feet on the street and built more programs to sell more storage. We’ve added over 1,000 sales specialists in the organization. We just rolled out last week at a partner conference new channel programs and incentives around storage. We have changed the sales compensation to more focus, or be more focused around storage, and then lastly we rolled out a new broad comprehensive demand generation programs and are marketing the complement storage for us to really focus on accelerating that business. We’re real excited about the key changes that we’ve made in the business that set us up for the future.

Simplification as I mentioned, we had a lot of work to do. We’re early into my role here. I heard from lots of customers and partners we had a very complex product line and the truth is we did. And we’ve been on a massive effort to really simplify the portfolio, the business, and get to the end point that our customers expect from us.

It’s customer-driven. We’ve looked at the long-term technology roadmaps. We looked at the market needs and we have built the next generation roadmap that simplifies what we do in a very significant way. We did this in every business, the core storage business, data protection, HCI, and CI. And the result is pretty staggering. In many cases we have two to three times more developers today working on the new stuff, the things on the far right-hand side of the chart than we did a year ago, driving a higher level of innovation than we’ve ever had.

And equally important, because I get this question a lot, we’re not abandoning the current products. We’re continuing to keep them fresh and competitive as I mentioned and we’re providing each customer from each product today a seamless migration to the next generation technology. We focused the effort around four key things: simplicity, obviously, speed, productivity, and innovation. And the results are pretty staggering so far.

Earlier this year we launched the new PowerMax, by far the fastest array on the planet, built for many of the high-value workloads that we’ve already discussed this morning. And we did it in a way that is future-proof. We implemented NVMe, and we did NVMe correctly.

In other words, it’s done to be designed to go over a fabric, so through the array, through the switch to the server, over fabric, a clear path to storage class memory, the next generation technology. So our design is future-proof, if you will. And it’s giving us tremendous results, 10 million IOPS, 150 gigabits a second, throughput, less than 300 microseconds in response time, and probably the most interesting thing in my mind is the operating system of the PowerMax, which is what’s to come, inherently has AI and ML built into it. It makes 6 billion decisions a day and in many cases removes the need of a storage administration, because the product can automate tasks that are done by the administrator today.

Most recently last week we launched a new PowerVault, the ME4 series and, yes, it has more drive, more capacity, but the thing that’s most important about this, it’s the first time we’ve ever started and delivered a new array in less than a year. So we have changed the cycle time, our development time of putting new technology in our customer’s hands with the new PowerVault that has allowed us to even go faster, so pretty excited about the changes we’ve made.

When I think about going forward and the success today, I talked about this, if you think about in the first half, the 12 percent first half revenue based on the two numbers that I talked about earlier, 330 basis points of share. Michael said it, I said it twice, we’ll say it a third time, we are the leader in every major category in storage period.

We’re growing again; the innovation engine is revved up. We’ve made all of the necessary decisions to go forward and continue to win. And we’re uniquely positioned to both a hardware optimized, and a software optimized world. Only Dell has that position. And we put the same execution model and focus that I just talked about in CSG and ISG into the storage business. While we have much to do I’m very encouraged about the progress we’ve made and hopefully you are, as well.

Let me move over to VMware. Sanjay will be up in a bit. And he’ll talk more about the VMware strategy than I’m certainly possible of doing, but I wanted to make a few things known.

Michael talked about it; this business is great, $8.4 billion in revenue, $2.8 billion in operating income. You’ve just got to love 33 percent operating margins, particularly when you have double digit booking growth like we had in Q2. Number one in virtualization, number one in cloud infrastructure, 500,000-plus customers, 99 percent of the Fortune 500 by and use VMware, a network of 75,000 partners, at the forefront of the software-defined data center, software defined, networking, software defined LAN, and end user computing, a really privileged position here that we have.

And what we’ve done, kind of alluding to the last part of my discussion, what we’re doing differently together, Pat and I initiated a set of activities late last year to really fundamentally change how the companies work together, to increase the level of collaboration between our teams, to deepen the level of integration, increase the rate of innovation and accelerate our go to market and revenue synergies.

We started a comprehensive framework late last year. We’ve built upon that. And today Dell VMware, or VMware plus Dell, plus Dell EMC has never been better together. We are on track to deliver 700 million revenue synergies this year. From my side we are much more aligned than we’ve ever been in the development arena, particularly around six key innovation areas that are going to help us bring higher value solutions to our customers, hyper-converged in multi and hybrid cloud.

We’ve done a bunch of work between our server team and Pat’s vSphere team, we now have optimized compute and optimized — and have that at scale where vSphere and Dell EMC is a market leader. We have the HCI business growing triple digits. It’s on a one-billion dollar run rate. We’re building unique solutions, particular around some of this multi-cloud operating environment with our VxRail and VMware cloud foundation to build a leading private cloud platform.

We’re layering on VMware cloud for AWS and others to enable a multi-cloud management platform and then lastly, we’re doing a lot of work around Pivotal Cloud Foundry to deliver an enterprise-ready cloud innovative platform.

On the software-defined side we made a decision earlier this year between Pat’s team and my team to focus on VCN as the software defined storage offer for the company, I should say the combined companies, which in the previous year wasn’t the case. We have one software-defined solution in the marketplace today.

We’ve synchronized the releases between VxRail and vSAN. Where they had been months apart, they are now basically simultaneous. We now have VxRack, VxRail leading with vSAN. We’re taking our open networking products and pairing it with VMware’s NSX to lead on the software-defined networking front. We’re taking the step further and taking our Virtual Edge Platform family and pairing it with VMware’s VeloCloud delivering leading software-defined WAN. And we are aligning our resources around a common vision for the future of how cloud-based management and orchestration should work.

And then, lastly, on the PC experience, modernizing the PC experience with the work around Workspace ONE, AirWatch and our CSG business where we’re working together to truly launch solutions that will enable our customers to transform their workforce. Working together to modernize how PCs are managed, deployed, and provisioned. In fact, last month at VMworld we launched a new provisioning offer with our VMware colleagues right out of our factory. We’ll ship an end user unit with Workspace ONE provisioned, delivered to a customer, and within minutes that customer is up working in a high proficient manner.

So we’re working better together. I think better than we’ve ever worked together across NSX, vSAN, HCI and client, and we’re taking the combined power of our hardware, software and our channel and driving more value to our customers.

And this is just the beginning. We started with VMware to build this foundation for collaboration better together across all of the SABs. We’ve only scratched the surface. We will use the methodology that I just described for VMware in great depth across each of the other opportunities, whether it’s RSA, Pivotal and so on.

And we think we have the opportunity to bring the full potential of Dell Technologies to help our customers with their digital transformation by driving IT, workplace and security transformation with them. It’s a big opportunity for us. From the edge to the cloud, VMware guys like that. From the edge to the core to the cloud, we have the broadest and most advanced portfolio to help customers with digital transformation.

Michael said it, it’s all about the data. We are in this data era. We are extremely well positioned to flourish in this technology-led investment cycle. Our experience, knowledge and breadth of portfolio in dealing with enterprise data positions us well to intercept our customers’ needs at any point and provides a single coherent strategy and partnership.

I’ll finish where I started, what an exciting time to be in technology.

Michael and Tom, would you please join me on stage for Q&A.

(Applause.)

STRATEGY, OUTLOOK AND BUSINESS Q&A

Michael Dell, Jeff Clarke, Tom Sweet

Jeff Clarke	All right, great. We’ve got 30 minutes for Q&A. I’m going to ask you to ask one question, and then if we have time we’ll come back around. And we’ll try to get as many questions in as possible. I’ll try to work across the room. So I’ll start over here, since that’s where I’m at.

Katy, and please wait for the microphone.

Katy Huberty	Thank you. Katy Huberty, Morgan Stanley.

So you provided a great pitch as to why Dell is best positioned to deliver this edge to core to cloud, particularly given your legacy competitors you had up there, IBM and HP and NetApp and Cisco, et cetera. But those aren’t your competitors going forward; perhaps you will increasingly compete with the cloud vendors who are rumored to be working on moving from cloud back to core and edge.

And so how do you think about that competitive landscape and is there perhaps even an opportunity to better partner across the big cloud vendors to help them achieve that goal?

Michael Dell	Yes. I mean, so what we see is increasingly this two-way street that is developing a simplistic way of thinking about it, but before it was sort of move everything to the public cloud and customers sort of figured out that that was a lock-in and in many ways kind of like a mainframe in the sky, particularly if they adopted the programmatic interfaces of the public cloud.

So then you have abstraction layers like Pivotal, Cloud Foundry, Kubernetes, VMware of course has this great partnership now with AWS, and you’re starting to see the AWS services coming onto the on-premise systems. This was announced recently at VMworld.

So I think you will absolutely see more and more partnerships in the creation of this multi-cloud world, and we’re already doing it today with Google, with Microsoft Azure, and with AWS.

So if you think about Google’s TensorFlow technology, this is a great example, if you sort of say, “Hey, we want to do TensorFlow,” the default answer would be, “Oh well just send it all off to the Google Cloud.” There’s lots of reasons why that doesn’t work in many, many cases. And actually if you look at TensorFlow deployments, they’re very, very often done on-premise. We know a lot about this because we’re building the infrastructure for TensorFlow systems. Certainly the same is true with Azure.

Again, we think it’s a multi-cloud world. And what will all those companies do, we don’t know exactly, but we have pretty good relationships with them, and there’s certainly a lot that we can do in partnership together.

Jeff Clarke	Okay, next question. Right here.

Amit Daryanani	Thanks. Amit Daryanani, RBC Capital.

Jeff, you touched on this a little bit on the VMware side, but it’s funny; how do you intend to run, as you go forward, assets like VMware, like Pivotal, the other eight assets you have under the umbrella? Is the goal to integrate them much more cohesively, and if so could you see more than the $700 million synergy you’ve talked about going forward or is the intent to run some of the at-scale assets, like a Pivotal, like a VMware, more at arms’ length, the way EMC ran it in the federation model?

Jeff Clarke	On the product side, I have every intention to integrate more of the capability to bring a more comprehensive set of solutions for our customers.

When we think about the opportunities, whether it’s RSA, RSA’s Archer and security, we think about the multi-factor authentication that we can extend out in our PC side to bring you more comprehensive edge security solutions. That’s exactly the types of things that we want to do, like looking at taking some of the Boomi architecture and solution into our cloud activities on the ISG side. We’re exactly going to do those things.

And we’ve created a structure, an operating structure, that Michael leads across what we call the DTLT that allows us to work these issues in a way that is, I think, very unique, and in a way that allows us to bring the right strategic customer issues to the forefront of the company and describe or determine across the asset base how do we want to go utilize our capabilities to solve that.

I think that makes us very different. It allows us to have this really position that’s unique that we can work from the edge to the core to the cloud across this asset base.

Michael?

Michael Dell	I’m going to be leading a panel later today and we will discuss this in much more detail. But I think the key thing to keep in mind is that we have created a strategically-aligned family of businesses, and a number of these businesses have large ecosystems that are incredibly important to their continued growth and success.

So let’s take the example of VMware. If any of you were at the VMworld conference recently in Las Vegas, you would see essentially every company in the industry there, because VMware is a platform company. We love that and we encourage that and we want the VMware independent ecosystem to continue to thrive. That’s been our position from the beginning and remains our position.

Certainly we’re more aligned with VMware than any other company on the planet given the nature of the structure that we have. But you’ll see VMware continue to extend its multi-cloud environment around the world and partner with many companies who you would have traditionally thought of as some of our competitors.

So the key to all of this is the technical collaboration. And Jeff talked about a number of those things. We have tens of these going on. And the other thing I would point out is, if you go back and look at VMware’s license booking growth over the last, let’s say seven or eight quarters, right about the time that we completed the combination of bringing together Dell Technologies, you will note that the VMware license booking growth started a rapid ascent from approximately zero to approximately 20 percent. And there’s no question that there is an enormously strong selling motion that is combined together with Dell Technologies that’s helping to drive that.

In addition, there are incredible innovations coming across VMware, Pivotal, Dell, EMC, and the entire family. So this is, for those of you who would remember what would have been called the federation, where there were competing businesses and things weren’t as aligned, that’s not what we’re doing. We are a strategically-aligned family of businesses. I’ll talk about this more in the upcoming panel to give you more of a sense for it.

Jeff Clarke	A perfect example would be a year ago we had our own software-defined solution in Dell EMC and we had a software-defined solution in VMware and we were competing in front of our customers. And we have since, as we think about what’s best for customers across our portfolio, put our belief in vSAN.

Michael Dell	And we’ve blown past another company to be number one in hyperconverged infrastructure. We’ve had triple digit growth in the vSAN, VxRail category and HCI category for seven, eight quarters in a row. Our hyperconverged infrastructure continues to be super, super strong.

So the alignment of the family of businesses is what is creating the revenue synergy. And, by the way, this is absolutely what customers want and love. You go meet a customer and they don’t want to put it all together themselves. They want all these things to work together very, very easily and seamlessly and they want one throat to choke. Customers are not really buying things from us. They’re marrying us. They’re basing their whole business on these platforms.

The comment I would also add on the synergy comment, just by the way, is look I think we’re in the early innings on synergy. Obviously, we have work to do across our family of businesses as we continue to combine and think through the integration of the technology solutions, as well as the go-to-market motion. But, so far, we’ve been very focused on the VMware synergy, the VMware-Dell-EMC synergy and there’s opportunity as we look across the family to continue that reach as we look out into the near-term and mid-term.

Jeff Clarke	Great, thanks. Go right here.

David Eller	Hi, David Eller, Wells Fargo. You talked a little bit about the PC market. You expect that to consolidate around 75 percent over the next couple of years. It’s been a fairly orderly market over the last couple of years. And I wonder if you can provide some perspective on the degree to which that will continue to be rational. So, do any of the other players have reasons outside of financial objectives, other strategic objectives, and whether that might be a risk going forward.

Jeff Clarke	While I can’t speak to the other competitors’ strategy, I know that our strategy is to continue to be a consolidator; continue to focus on the right share, as I described. The stabilization of our industry has been primarily on the back of a stronger commercial PC marketplace, which plays to our strength.

We are exposed by design more heavily towards that. We’ll continue to be. The low-end consumer market is important for some scale. But it really is focusing on the right share, which will be commercial PCs, high-end gaming, and high-end consumer workstations as an adjacent category.

The ability at point of sale to sell a robust basket of goods allows us to drive differentiated margins, differentiated revenue and differentiated profit. And then the scale of that business gives us a supply chain, the ability to apply thatat scale across the entire family, the entire portfolio and then ultimately drives differentiated cash flow.

I think the market will continue to be stable and will continue to see a march towards 75 percent or greater of the top three, primarily driven by the global reach of the big three, or the top three if you prefer. And the scale is what differentiated us over the rest of the competitive set.

Michael Dell	The other thing we’ve seen with many organizations, including yours, by the way, is that you’re from Wells Fargo, right? So it’s actually a great example. So I met with a number of your C-suite and talked about this. So the customer sort of looks at this and he said, so we have Dell and EMC and the data center. We have VMware. We have Pivotal. We’re doing all these things.

Why don’t we just buy the PCs from you also? Why don’t we have these other — so the opportunity for us to bring everything to our clients, it just makes it far simpler for them. And they don’t really want to have a bunch of little partners running around doing this.

So, look, I think we have been very disciplined in the operational execution. We know how to run the business for profit and cash flow. We know where the opportunities are. Last time we checked there’s about 650 million four-year or older PCs out there. So it’s a replacement refresh market. We continue to innovate and lead the profit pool, which is really our focus.

Tom Sweet	That was actually the point I was going to make, Michael. You can go out in the PC space and you can grab a lot of share and you can lose a lot of money in grabbing a lot of share. So the discipline at which we look at the marketplace in terms of commercial client, profitable growth, the ability of our go-to-market team to attach and up sell, all of those are key indicators, or key ingredients of why we like this business so much.

If you want to go rent share, as we like to say, there are those opportunities. That’s not what we do. And so I think what you’ll see us do is continuing to be disciplined, continue to look for those opportunities to expand the reach as Michael and Jeff talked about.

Jeff Clarke	Yeah, I think Sanjay I’m sure will talk about this when he’s on stage. But the ability as we’re deepening our partnership with VMware to drive a modern PC experience of how to manage, deploy and provision PCs to take the cost of human implementation out of that I think is a big opportunity that, again, when Michael talked about the stack from VMware, data centers, server to PC, gives us a very distinct advantage on a go-forward basis.

And then if you look at it from a technology point of view, the PC as the primary productivity device is going to continue to be at the forefront of integration of AR and VR, which are big opportunities going forward. There are some estimates that 20 to 25 percent of businesses will deploy AR in or on the edge, driving a thicker PC, or a higher performance PC. It bodes pretty well for a stabilized industry segment.

Tom Sweet	All right, thanks, Jeff. Thanks, David.

Shannon.

Shannon Cross	Thank you, Shannon Cross, Cross Research, Michael and Jeff and Tom, I’m curious if you think overall is it profits, is it revenue? I mean clearly revenue is driving — working now and you’ve seen some improvement. But I mean Dell used to be — you know, it was a cost-cutting story five years ago where even prior to that when PCs were so under pressure there’s always sort of a tension between gross margin and revenue growth and where you’re going to come at it.

So I’m curious how much have you moved past that mindset. How do you sort of think about the balance there? I mean right now again the market is working in your direction. But, given you’re going to be public here, assuming everything goes right in a few months, as we look forward what are the key focuses when you contemplate what contracts to take, or what business lines to focus on.

Tom Sweet	Cash flow, I think it’s two things, right. It’s we are focused on two key metrics, relative growth, which means growth to the market and growth to our competitive set, and the ability to generate cash flow from that growth. And so I think the advantage we have, given the ownership structure that we have, which is a long-term focus.

And so ultimately if we do our job right in terms of driving the appropriate growth, with that growth comes profitability, which translates to cash flow and with the efficient balance sheet structure that we have we throw off extraordinarily strong cash flow. And I think that’s the major, that’s how we think about the business over the long term.

Michael Dell	The ultimate goal is to increase our share of the available profits in the industry. And the two objective measurements of that are certainly cash flow and other related financial measures and the relative share position that we have in the most attractive parts of the market and are we growing faster than the industry. So there you go.

Jeff Clark	Thanks, Shannon.

Toni, right up here.

Toni Sacconaghi	Toni Sacconaghi from Bernstein. As you talked about you’ve made some nice progress in storage over the last couple of quarters. I suppose you could say, well, those comps are pretty easy, so time will tell how persistent that progress will be. But I’m wondering if you could maybe reflect back on the previous three or four years in storage recognizing that it was a separate company at the time.

But, EMC market share went I think from 41 to 27 during that period, three-year period. And you’ve started to arrest and change that the last couple of quarters. What structurally or operationally was happening there and what makes you confident that you’ve arrested that share loss and that once you sort of lap relatively easy compares you can have sustained share gains going forward, thanks.

Michael Dell	Well, several parts to this. I’m going to let Jeff start, because he has been digging deep into this for more than a year now and made tremendous progress.

Jeff Clarke	Toni, I don’t have the history, but you stated it right. We lost share 15 out of 16 quarters, 13 in a row, not a position and the numbers you’ve quoted are spot on.

What I can talk about, what we have done since in the last year and a day, we had an organization, and this is our design point, that we left individual brands and individual products separate. We didn’t leverage the tremendous asset base we have. I think this is pretty accurate. We have more storage engineers than anybody else. They were highly fragmented across multiple brands and multiple products. Oftentimes perhaps not sharing and in many cases competing against one another internally. And what we’ve simply done is, the competition is outside the four walls.

We’ve removed the boundaries and barriers that kept us more siloed. We pooled all of the technical talent together, which again is second to none with a treasure trove of IP, and we’ve begun systematically to look at the customer segments, the technologies that are available, mapping those features and mapping the resources to do that in an architecture that is a much more simplified roadmap than what we were doing.

I’ve spoken to many customers in my first several months, and I heard we had lots of products. The fact is, we have lots of products. We don’t need as many as we have. The market isn’t as fragmented or as separated. The mid-range is just a classic example. Depending on how you account, we have four products. Each of our major competitors have one.

You look at the customer requirements, the technology that’s available where we think the feature set needs to be, we need one. Guess what? We’re moving to one. It’s going to be a modern architecture. It will be very, very competitive and have some of the DNA that I described in vMAX applied to the mid-range product. We know how to build the best products. We have a history of building the best products. We had a structure that got in a little bit of our way.

And I’m confident with Billy and Marius and the investments we’ve made in capacity, storage specialists, and improving our coverage, as our products continue to get more competitive and take leadership positions like we have with PowerMax through the entire stack, I like my chances of my two friends over there. They’re pretty good at this.

I’ve got to do a better job, which I’ve put out a framework over the last year of what we’ve done, we’re still working through that, of getting them the best products. That’s my job. It’s really clear. I kind of like my chances. We have a really, really talented team and they’re now all focused on a go forward.

And I think I mentioned it, in many cases we have two to three times the developers today working on the new, most important stuff than we had 366 days ago.

Michael Dell	It’s actually quite remarkable. As we got into understand this, you would have an incredible feature or capability in any one of let’s say ten teams, but those were just in each of those ten teams. So what Jeff has done with the leadership team is to say, hey, let’s bring these capabilities up and apply them across all of the systems that we’re developing.

Jeff Clarke	Structurally, Toni, we replicated work. We had six different compression algorithms, seven different deduplication algorithms, at least ten different file systems. I can go on. We spent more time incrementalizing or replicating work than building the best compression algorithm, taking our best in memory data services and applying it broadly across the portfolio.

And that’s what we’ve done. By taking the barriers away — an example, I won’t give you the specific product — we took our best engineers, software engineers, who have optimized the data path in memory for data services that were only in a specialized product, and we’ve applied that broadly across the organization. We had a breakthrough on a product we were stumped on in a couple of weeks. This is what we’ve done universally across the organization.

Look, I’m not claiming victory. We have a lot of work to do. But we have set the foundation and made the decisions for success in the future.

Michael Dell	What’s also interesting is, we measure in a quite scientific way the engagement of the workforce. And we’ve been doing this for decades as a way of understanding where the culture and the business practices are working best and where they need room for improvement. The changes that have been made have been unbelievably strongly embraced. And so the teams are super happy, engaged, excited with now doing the most important work against the most important products and they know that what they do really matters. They’re part of a winning company. And so Jeff and the team have done a great job in pulling all this together.

Jeff Clarke	Thanks, Michael.

Karl?

Karl Keirstead	Thank you. Karl Keirstead at Deutsche Bank.

Maybe this question is for Michael or Tom. Thanks, first of all, for the event today.

On the pending transaction, could you just reaffirm to us why financially or strategically it’s important for Dell to retire the DVMT tracker? And if you can’t come to a negotiated agreement with DVMT holders, would you consider an alternative path to a public offering? Thank you.

Tom Sweet	Do you want me to take that, or do you want to take it?

Michael Dell	Why don’t you start and I’ll add as necessary.

Tom Sweet	Look, first I think we should say that we think the offer on the table is an extraordinarily fair offer. We’re excited about the value proposition we’re offering our tracker shareholders in the sense of being able to participate along with Michael and Silverlake in owning a bigger set of assets versus narrow tracker stocks. And we think that the value equation there makes a lot of sense given what you’re hearing about Dell Technologies and the opportunity for the growth story to continue to expand as we go forward.

We don’t need to do the transaction. But we do think that aligning interests would be I think mutually beneficial in the sense of making sure that we align the interest of our all shareholders under one umbrella of equity I think makes a lot of sense for us as we think about long-term value creation.

So we’re optimistic about the company. We’re optimistic about where we’re headed. We think that the transaction as we continue to talk to our collective shareholders, we’re going to continue to make sure everybody understands how we think about value in the sense of the offer on the table, and the opportunity to participate in the growth story makes a lot of sense to us.

And if, for instance, at the end of the day the shareholders decide that it’s not what they want, then we’re going to go back to status quo and we’ll think our way through and we’ll continue to run the business.

Michael Dell	Well said.

Jeff Clarke	All right. Right here in the front.

Rod Hall	Thanks. It’s Rod Hall with Goldman Sachs.

I just wanted to ask a quick question, coming back to storage, Jeff, and this roadmap slide that you showed. I wonder if maybe you could give us a little bit more detail on key milestones in that roadmap, potentially when we might see mid-range products coming to market. I know you don’t want to preannounce products, but just kind of are you hoping to get there in three years? How do you hope to get there? Maybe give us any more color that you can give us on that roadmap and how it rolls out.

Jeff Clarke	End of next year.

Rod Hall	And for all products, the whole —

Jeff Clarke	Well, PowerMax, done. Entry, done. Mid-range, which has been the biggest area that we have made the changes in. I’ve said publicly that we’re on track to deliver a new offer by the end of next year.

Michael Dell	I think it’s also important to note that on an every-quarter basis or so, we’re continuing to enhance and improve the existing products either through new software releases or new capacity addition. So those products are quite competitive and leading in the market in terms of market share. So we’re continuing to do what we would think of as speed bumps on top of those products.

Jeff Clarke	We’re improving data array reduction and compression, and adding deduplication to products that don’t have it. We’ve added Cloud IQ to our SaaS-based cloud, management capability across much of the portfolio that we announced at VMworld several weeks ago. Performance improvements in every category of legacy product. We’ll continue to do that to bridge us to where we want to be.

And we made a very, I think, significant decision, and maybe Billy will talk about this when he’s on stage, w

Jeff Clarke	We’ve taken our PowerMax and its unmatched leadership in NVME and moved it down the price band to cover price band seven and eight, the very high of the high end, that we now have a leadership product across those four key price bands that we can see volume as we get to our next generation architecture at the end of next year.

Rod Hall	Yeah, the PowerMax 2000 covers what you would think of as the high end of the mid-range.

Jeff Clarke	Correct, $150,000 kind of above price band, very, very competitive.

Rod Hall	Okay, great. All right.

Jeff Clarke	That’s going to wrap up this section. We’re going to have plenty of time for more Q&A.

We’ll move into the go to market sales motion and synergy section next. Thanks, guys.

(Applause.)

GO-TO-MARKET APPROACH

Marius Haas, Bill Scannell, Dennis Hoffman

Announcer	Ladies and gentlemen, please welcome Dennis Hoffman. (Applause.)

Dennis Hoffman	Thank you. So, go-to-market, it’s one of the key competitive advantages of the company, as Michael mentioned. And you’ve seen these statistics here, but as Jeff described, we have an incredibly rich portfolio of products that are relevant to literally companies of all size basically in every country.

So, what we’re interested in, you’ve seen these statistics, I won’t beat them to death here, but the point we’d like you to take away is we have the scale to drive that portfolio and reach literally every organization of all sizes around the world.

But scale is not the only part of the story. What I’d like to spend some time on is the “how” — the how you engage, not just are you able to engage. From the beginning, we’ve taken a very strategic approach to the market, deeply analyze buyer behavior, and what we’ve found is there are really six distinct buyer groups from the perspective of coverage model.

There are small businesses, there are medium businesses, there’s the public sector, which quite literally spans the entire pyramid that you see there.

And then in large business, we see three very distinct buying behaviors — product-centric organizations that buy product by the pound, solution-centric organizations that are beginning to get far more interested in acquiring an outcome than a technology, and large organizations, many of you in the room work for folks in this group who have embraced digital transformation, and it is a business imperative to begin transforming the company, and it’s rippling through IT.

So, as we look at these organizations, what’s become critical for us is to understand exactly how much opportunity there is in each segment and what the buyer behavior is in each one of these. So, you’ll see here that we do something called “addressable market opportunity,” AMO. For us, that’s the amount of annual spend these organizations have that we think our product set, solution set, service set addresses. And as you move down the stack, we find that there are very distinct bands of behavior. And so, for us, we find companies literally growing or maturing their way up and down this pyramid.

So, what’s important is that in any one of these segments, we bring the right set of go-to-market capabilities to bear on their needs.

So, for transformational accounts, those that acquire more than $50 million annually of the kinds of things that we make, make up 17 percent or so of the total market opportunity. We’re seeing, increasingly, that unless you can bring a relationship to them on site, what we think of as an outside-led sales motion. If you can’t begin to characterize what you do in terms of their outcomes as opposed to, “I have a pile of parts that you need to build.” And, importantly, if you cannot begin to actually consult around architecture, because these organizations have a great deal of legacy technology, and as they transform, they have to do so with an eye toward how it all comes together to deliver services to their customers.

And so on down the chart. There are different elements and different selling motions, both primary and secondary for each one of these. And the key to what we’ve been orchestrating and building since we brought the two companies together two years ago is how to deliver the right mix of these to the right customers at the right time, because when you do, what is a customer becomes a relationship. And when you achieve relationship status, we know from experience that we sell more, we discount less, and we have much greater tolerance for any issues that a vendor and a customer may have over the lifecycle of the relationship.

So, it is our objective to turn customers into relationships, and this is how we do it. Our real competitive advantage is not just the scale, but the scale that allows us the diversity of go-to-market resources to engage with a very segmented and very much evolving IT market better, deeper, and ultimately more efficiently than any other player. And we can do so either directly or through our channel partnerships around the world.

So, how do we get there? How do we implement that? Well, we began building Dell Technologies go-to-market prior to the transaction in September of 2016, the planning work began then.

And an interesting thing occurred in the planning. We knew we had very complementary products, but what we learned was we also had very, very complementary customer bases. A list of the top 5,000 accounts by revenue for Dell and a list of the top 5,000 by revenue for EMC had less than 20 percent overlap. In other words, 80 percent of the combined companies’ top 5,000 accounts were either Dell strong or EMC strong, creating an enormous opportunity to bring the product lines together, and it’s in part responsible for the financial performance we’ve described to all of you, the great synergies that we’ve seen.

So, the first thing we decided to do, with an objective of minimizing account disruption immediately following the merger was to build a single but segmented sales organization, one that was focused on the 3,000 largest IT buyers, and a segment that was focused on literally the rest, including pubic sector.

We asked Bill Scannell, who had led EMC sales, to lead that enterprise top 3,000 account sales segment. And we asked Marius Haas, who led commercial enterprise sales for Dell to take the rest. Their goal: Put the customer first, don’t break anything, maximize consistency and simplicity, and together, harmonize on a way to deal with the very complex nature of selling high-velocity products, high-value products, both direct and through channel as the customer desires in order to form the right relationship. You’re going to hear more from both of those guys shortly.

This year, we initiated a series of investments to take it to the next level. They’re aimed at tuning those organizations to expand breadth of coverage, to capture some geographic efficiencies, and to increase solution expertise for the entire portfolio at point of sale.

So, to tell you more about enterprise sales, I’d like to bring up Bill Scannell. (Applause.)

Bill Scannell	Thank you, Dennis. Good morning, everyone. Thrilled to be here with you today. Maybe a little background. I’ve been with EMC 33 years now, so I joined Dell Technologies through the acquisition of EMC, and as Dennis said, I now run the enterprise division.

And if you think of the enterprise division, it consists of our 3,000 largest accounts around the world. And just as we segment within the commercial enterprise and CSB business, we also segment within the enterprise business. And this is nothing new for Marius or I, we segmented our whole lives. It’s a way to look at the customers, make sure you have the right coverage model to go after the opportunity.

So, if you look at the enterprise business, at the very top of the pyramid, we have our global accounts or our DT Select accounts. Think of this as the top 100 accounts, and really the coverage model is aligned to have a very low ratio of rep to account, so it’s kind of a one-to-one. And the idea there is to represent the full portfolio of Dell Technologies to this customer base across all of the SABs.

Then, we have, within the enterprise, three tiers — tier one, two, and three. And think of each of those tiers as 1,000 accounts. So, we have the tier-one accounts, roughly 1,000, tier two, tier three.

Within the tier one accounts in the global, it represents about 90 percent of my business, which is the good news. We have a really good share of wallet there, but still plenty of room to expand. The bad news is it should really be 80 percent of my business. 20 percent of my business should come from tier two and tier three if you look at the AMO, or as Dennis said, the annual market opportunity or share of wallet.

So, what are we doing to get after tier two and tier three? We recently made an investment, we call it Enterprise Preferred, where we’re hiring a lot of resources to go after that white space. This is under-penetrated accounts or new logos for us. Early days, but we’re seeing a really good return on that investment.

Also supporting that enterprise segment, we have a couple of organizations that are specific to the enterprise. You see the Global Technical Pre Sales resource, think of that as system engineers that are aligned with the sales teams to go in and articulate our value proposition to the customers to be able to sell those four transformations that Michael and Jeff talked about.

And we also have the GCCS organization, which is Global Client and Compute Sales organization. And that’s the organization that sells the servers, the client, and the network business. So, it’s a specialty sales organization that leverages the account executives to go in and sell the broad portfolio to our customer base.

And then we have a concept of shared resources or housed resources. So, you see the Alliance organization, that’s housed in the enterprise, but it supports both the commercial, enterprise, and CSB organizations.

Likewise, we have the Global Storage Specialty organization, which is housed in the enterprise, but supports both the commercial and the enterprise business. So, these are the 301, 401-level experts. When we’re trying to articulate the value of the storage portfolio to our customers and different ourselves versus the competition, we bring these resources to bear in both commercial and enterprise.

Likewise, we have some shared resources in the commercial channel in OEM. I know Marius is going to talk about that, but a lot of our business is leveraging that global channel organization as well.

These are four areas that we’re focused on in the enterprise segment. I already talked about the first one. And when I talk about focus areas, think of this as where we’ve been investing in the business over the last 18 months since we went live with our go-to-market. So, the Enterprise Preferred, I mentioned, that’s going after the tier two and tier three segment accounts. Think of these as hunter reps going in and looking for new logos or new acquisition accounts to support not only the Enterprise Preferred, but also the tier one and globals, we’ve added a lot of inside sales resources, again, to help find opportunities over the phone, find opportunities, bring the direct sales team in to leverage their expertise and to go in to expand the share of wallet.

This is also part of our training program. So, all of our sales represent that we promote from the inside sales to the field have gone through two to two and a half years of inside sales training, and when they graduate out to the field, not only are they our best and brightest and most aggressive sales folks, but it also affords us the opportunity to get really good diversity in the field by hiring diverse candidates into this program early in their career.

And then the third area that we’ve been investing in is what we call the Modern Data Center team. We did something over the last year, we took two separate organizations, one was called the MIT storage sales organization, the other was called CPSD, which was the converge. Think of hyper-converged and converged arrays.

We took those two organizations that were separate specialty sales organizations and we put them together so that we could make sure we had great scale globally, but more importantly, to make sure we sold the right products to the right customer for the right workloads. So, there’s a little bit of overlap where one sales organization was selling storage arrays, one was selling hyper-converged, and whoever you brought in, they positioned their portfolio, versus bringing them together now and positioning the right portfolio.

And then the fourth area of investment right now is the Global Transformation Office, and let me take a minute to talk a little bit about that, because that’s one of the most relevant investments we’ve made. We’ve talked a little bit today about the four transformations — digital, IT, workforce, and security.

I don’t think there’s a company on the planet that can address these four transformations more completely than Dell Technologies. And I also haven’t found a customer in all of the enterprise segments that isn’t looking to do either one, two, three, or all four of these transformations. And it gives us the opportunity to sell the entire portfolio.

So, when I think of IT transformation, every customer is looking to drive efficiency in their legacy environment and to come up with a multi-cloud or hybrid-cloud strategy. So, Dell Technologies along with VMware are able to go in and help our customers transform their IT, create a modern data center, building a modern data center, and create a multi-cloud strategy, whether it’s on-prem or off-prem.

When it comes to digital transformation with Pivotal and Pivotal Cloud Foundry as the tip of the spear, we’re able to go in and work with our customers who are looking to transformation their business. We help them write new cloud-native applications and deploy those very quickly. And we’ve seen a nice shift. In the past, a lot of those development opportunities were taking place in a public cloud provider, but increasingly, customers are now developing their next generation cloud-native apps on prem on our infrastructure, and we’re seeing that continue to grow.

The third area of transformation is workforce transformation. And we see a huge opportunity here. As opposed to selling clients or PCs as a commodity, when we couple that with AirWatch and Workspace ONE from VMware, we can actually go in and change the conversation that we have with our customers.

We talk about increasing the productivity of their workforce. We talk about combining these technologies and being able to increase the productivity of their people. And we only have to increase the productivity by 1 percent for it to cover the cost of that PC. So, if you can get a 1 percent increase in productivity per year, now we afford the customers and the people to refresh that technology every two or three years instead of hanging onto that PC for four or five years. And with that value proposition, we should be able to get higher revenue and higher margins on our client business, and we’re seeing that in the field today.

And then the last area is the security transformation. And this is top of mind with every single customer we have up and down the stack, whether it’s enterprise, commercial, or CSB, they’re all worried about the bad guy getting into their environment and finding these folks before they get in. We’re trying to protect the perimeter, but also using analytics to find them once they’re in. So, when you look at the portfolio we have across VMware, across SecureWorks, RSA, and our Cyber Recovery Solution, not only can we help keep the bad guy out, but we can find them once they’re inside our customers’ networks and we can help them recover in the case of a ransomware attack.

So, we have built this Global Transformation Office to build resources to help make these transformations real for our customers. So, some of these transformations take literally months or years from start to finish, but the benefits that our customers realize is significant. So, we’ve hired principal architects, client principals, and program managers to complement the direct sales organization so when we go in and find these opportunities, we can have the GTO office come in and help deliver these multi-quarter, multi-year transformations to our customers and help them drive significant benefits to their organizations around IT, digital workforce, and security transformations.

So, that’s the enterprise division. We’re going to do a little Q&A after Marius comes up, but I think the best thing I can talk about how well it’s working is if I throw up a couple of examples.

So, I’ve shown you three examples here. One is a global SaaS provider. And what we show is which one of the transformations that they’ve undertaken with Dell Technologies. So, this particular customer is doing digital, IT, and workforce. And if you look at the revenue, what we were doing prior to the companies coming together in storage in Fiscal ’18, we did roughly $100 million of storage. And we did about $173 million all in.

Since coming together as Dell Technologies, last year, we took that to $363 million in storage, or a growth rate of 278 percent, and our all-in business was over half a billion dollars.

The next example is a Wall Street firm. This particular account, you can see the growth not only in storage, but all in, going from $100 and $145 to $157 million and almost $300 million all in. Huge, huge increase in productivity.

And then the last is someone who’s sitting out here. It’s an investment management firm, relatively small customer prior to the merger. And if you look at the business we’re doing across all of Dell Technologies today, in excess of $123 million all in, and the storage grew over 300 percent.

So, real results coming from the new go-to-market, and these are three, I could have given you 300 accounts where we’re seeing a significant increase in performance. It’s working, and we’re really excited about the future.

Without any further ado, I’ll turn it over to my good friend, Marius Haas. (Applause.)

Marius Haas	Thank you, Billy. Good morning, everybody. My first 20-odd years in the business I spent at Intel, Compaq, HP, and at KKR. And in the last six plus years, I’ve been here at Dell Technologies.

For those first 20-odd years, I’ll tell you, I saw a lot, experienced a lot. But what I didn’t see or didn’t experience is the opportunity that is now in front of this company, and that’s what I’m hoping to talk to you about this morning.

So, I’m going to cover three things: First and foremost, 500,000 accounts represents $177 billion of total addressable market, that over the last four quarters has grown at 17 percent. I’ll talk to you about how we’re covering those accounts, talk to you about how we’ve instrumented the business to ensure that we’re going to have continuous, consistent, and predictable results going forward.

I’m going to talk to you about some of the investments we’re making, similar to Billy, and I’ll give you a couple of examples.

So, tier one accounts for us in the commercial space is representative of about 40,000 accounts. It’s about 8 percent of my account base, it is 66 percent of my revenue. Coverage ratios in that space is anywhere between 15:1 to 35:1, and it’s all outside-led. So, we have a sales team out covering 40,000 accounts directly with our sales makers around the globe, and these are our biggest and most important accounts. Obviously, the strategy there is to make sure that we protect this account and enhance and expand our share of wallet and our lines of business with these accounts.

Tier two, this is representative of all of our acquisition accounts within the commercial space, 200,000 accounts split up into two different coverage models. I’ve got an outside-led account team that is only focused on acquisition. So, how can we expand our buyer base with an outside-led team, and that is complemented in what we call our tier 2B, or acquisition accounts, that’s led with our inside sales organization?

So, creating highly efficient and productive sales team that can go cover more and more space, more and more acts, and continuously expand our buyer base, which is critically important. I’ll talk to you more about that.

If you think about tier three, that is everything, so it’s about 260,000 accounts, these are all the accounts that are inside-led. I have an immensely great population of inside sellers. It truly represents about 70 percent of my sales organization and every day, we work through our productivity metrics, our gearing metrics, to ensure that those investments will generate outsized returns for us collectively, and by far, one of our most profitable segments, and one of more profitable sales organizations that we have inside the team.

Similar to Billy, what I also have is the honor of hosting a single public sector business around the globe. So, that’s representative of all the state, local government accounts, as well as our federal accounts, as well as Department of Defense and civilian agencies. It’s a phenomenal business with a phenomenal opportunity. Michael mentioned the importance of data, you can only imagine how important the data analytics engine is in feeding, for example, some of the intelligence communities around the world, and we are a tremendous partner for them collectively.

I also have the pleasure of hosting the channel organization. It’s a $23-billion relative market for Dell Technologies. I’m going to touch base on that a little bit more. So, what we’re doing and how we’re ensuring that we’re covering as much of the TAM as possible in the most synergistic way where we have a very, very strong way to cover 500,000 accounts. As you all know, there are many more accounts out there. How can we best align our partners to go pursue that net new business collectively with us? So, I’ll talk more about it.

And the bottom part of the pyramid is our consumer and small business organization. It represents about $113 billion of TAM. So, $86 billion in consumer, and $27 billion in our small business. And when we define small business, it is any accounts that are less than 100 seats and below.

The beautiful part of how we’ve instrumented and constructed the sales organization is we have the ability to graduate accounts up and down the stack so the Consumer Small Business group to the commercial team to Billy’s enterprise team, but also what we can do is provide an incredible career opportunity for all of our sales makers. So, our team members that come in, especially for example in our Consumer Small Business organization, we’re bringing them in fresh out of college. They have an opportunity to come in, get an understanding of what a marcom-led, catalogue-led model looks like with an inbound call queue model, begin to establish and experience how to manage and build relationships, and then grow within that ecosystem and move on into the commercial space, which is predominately an outside-led model, or an outbound-led call model.

They can come in at anywhere from 25-35k base salary, and they can graduate up to making over $100,000 if they move up into the outside-led world, and therefore creating an opportunity for them to have a phenomenal career with a great talent base, highly diverse, and one of the most exciting people to work with inside of our organization. So, it’s a phenomenal model that we’ve been able to establish in the sales organization.

Some of the investment areas. For example, storage. What we found in the beginning of last year was that our ability to cover the total addressable market for storage within commercial was not optimal. We needed to hire at least 800 more sales representatives that were a balance between specialists as well as in the field, direct sales, storage sales makers.

What we were able to accomplish once we ramped that base was grow storage for the last three quarters, and in the last quarter alone, we grew storage overall 14 percent and storage arrays 11 percent. So, the investments we made to make sure that we have the opportunity to cover every opportunity that comes our way is there.

So, I’ll give you an example. I was walking the halls within our inside sales teams. A rep came to me and says, “Marius, I have a $300,000 opportunity and I have nobody to go to to help close this deal.” If you’ve got plenty of time, sure, you can go make sure you find the right people, you can find the right partners, you can go build this opportunity. But in a high-velocity sales motion, you have to be able to find and close those opportunities quickly.

So, $300,000 is a lot of dollars. So, what we did is make sure that as those opportunities came in, that we had a streamlined process by which team members that can partner can go after that opportunity and close it, and we’ve demonstrated the ability to do so.

We expanded our channel program. We had two great programs, one within EMC and one within Dell. We had the luxury of taking the best in class of both programs and create one. We now have a single channel program organization that has $43 billion of revenue and growing at an incredible rate.

I’ll give you an example. We grew about 10 percent all of last year. In the first half of this year, the channel organization has already grown 18 percent. What we’ve done is created a model that is under three core principles: It’s got to be simple, it’s got to be predictable, and it has to be profitable.

From a simple perspective, take the programmatic elements that quickly can get adopted by 150,000 channel partners around the globe to ensure that they understand this is what we’re selling, here’s the positioning we’re driving, and here is how I can operationalize it inside of our organization.

From a predictability standpoint is the engagement in the field. Very important because what we don’t want is having multiple routes to market all going after the same account base. So, if we can optimize how we align our partners, how we align our sales makers, identify where we can best collaborate or create opportunities or identify where they can go after net new logos, if you will, or lines of business, then we have created an engine that will, certainly, continue to deliver outsized returns. And that is what we’re doing from a predictability standpoint.

And from a profitability standpoint, making sure that it does make them more money, right? We all know channel partners are driven by their economic interests, we want to make sure that if they drive the business, if they find new accounts, if they expand new lines of business in those accounts, they’re going to be well compensated for that effort.

Last year, in total, we did about 400,000 deals in the channel. In the first half of this year alone, we’re almost at 250,000 deals already. We see at least 75 percent of the deal registrations are getting approved within four hours, 87 percent of those deal registrations getting approved within 48 hours.

We have more work to do. This is, clearly, an area where our partners are saying we have an opportunity to keep streamlining our processes, and we’re certainly going to go do that as together we can generate more profits and more returns.

Our Velocity business, I mentioned it before. This is our inside sales motion. We’ve made significant investments within our medium business organizations. What we did is we picked the top 15 geographies around the globe and invested to ensure that we have optimal coverage strategy, marketing strategy, business processes to engage these customers effectively, generate demand, then obviously close the deal in a very streamlined manner. So, highly productive, highly efficient, and highly profitable.

The first half of the year, we have grown that medium business around the globe 30 percent and we’re going to continue to invest in that business aggressively around the globe. This is all, again, fueled by the inside sales team that I’ve already talked about. 70 percent of my team members are inside team members. These are, again, hungry, young, very talented, very diverse team members, and they want to grow, and we’re providing them an opportunity to do so.

They have about 152,000 active customers, for example, in Q2 alone. We grew our buyer base, as I indicated before. We’ve expanded the number of accounts that are buying more than $100,00 by 5 percent, and we’ve expanded the accounts that are buying more than $1 million by 6 percent just within this business alone. So, very, very effective go-to-market. And as of the beginning of last year, we have reactivated or added 60,000 new direct logos and 84,000 new logos within the channel partners. So, again, the synergistic nature of those two routes to market coming together and working well is certainly coming together.

Public Sector, talked about, again, federal agencies, both civilian and DOD, as well as in our SLED, state and local education accounts, we’re seeing tremendous progress in what we’re doing within smart cities, smart nations.

Hanoi City selected Dell Technologies as their primary partner for go-to-market and transforming the whole environment, same thing in Sri Lanka. So, we’re seeing and have identified 15 top markets that are ripe for opportunity for us to go move the Dell Technologies value proposition to go deliver the transformation stories that Billy referenced.

And then last, but not least, our IoT business, we’re number one in the world. We’re in 40 different vertical markets in 180 different countries with our partners, going after an environment where we can embed our technology to create an even bigger value proposition for our customers and their customers together.

For example, in video surveillance, we’ve quietly made that a $1 billion business. Imagine that going across 40 different verticals. Certainly, an opportunity for us and certainly an area that we’re going to invest in, as it is a great driver for IoT and also the data analytics and data management that we see with all of those access points out in the globe.

Couple of quick examples. The first one is a large DoD customer. They have created an environment where every single mission had its own infrastructure, its own data set, and it was all about optimizing that mission. Absolutely achieved the results and the objectives that they were trying to drive at that time.

However, the next phase of productivity of every single one of those team members was to be able to optimize and access the data for every single one of those missions to create a high level of intelligence. They came together with Dell Technologies, we became a Pivotal spearheaded proposition. We’ve now turned that into a $1 billion total contract value over a five-year period where Dell Technologies is the prime.

Great example of all of the pieces of Dell Technologies coming together to really deliver a transformational story.

Financial services in India. This is a bank that is trying to provide services to over one billion residents in 25,000 different retail locations. We helped them to automate, optimize the full environment to every single one of those retail locations so that they can have the best possible experience for every single one of their customer sets from both mobile all the way to physical branch presence. A great, great story on how that came together.

Last, but not least, is an inter-government organization, large defense contract in Europe that needed to modernize their environment across the board in order to provide a more holistic set of capabilities at a more productive level of service, and that became a $150 million plus contract for us as well.

As Billy indicated, we can give examples upon examples. I’ve got a phenomenal group of customers in the 500,000 that we serve across the board with our team members. I have the privilege of also being able to host our go-to-market council. And what we try to do there, and drive extremely aggressively, is the ability to make sure that, collectively, we have the account plans for how we best serve our customers with all of the Dell Technologies portfolio of companies in it.

We also make sure that we align our compensation models so that people are incented to drive the right behaviors to best serve those customers. We work together to look at our channel programs to ensure that we’re incenting the right behaviors within our channel partners around the globe.

And, of course, we provide some of the feedback to our product teams that Jeff and Pat in the organizations enable to make sure we’ve got the right messaging, positioning, and getting the feedback from our customers.

So, look, in summary, it’s an exciting portfolio. As I said right off the bat, I’ve not seen this opportunity before, and I’ve seen a lot of things. It’s exciting to be part of it. It’s exciting to have our team members be able to go after this opportunity to make sure our job is to do this in such a way that we provide the best possible productivity with the team members that we have and go after this collectively.

At this point in time, what I’ll do is I’ll ask Bill and Dennis to come back up on stage and answer some questions. (Applause.)

Dennis Hoffman	All right. Thank you, guys, very much. Go-to-market related questions for these guys? We have one back here.

Steve Milunovich	Thank you. Steve Milunovich, Wolfe Research.

A lot of the questions today are about how do you manage a company this broad and large? And history hasn’t always been good to one stop shop companies, if you go back with IBM 20 years or even HP pre-split.

Question number one is: Have you guys looked at the go-to-markets of some of these large, multi-line companies historically and decided what you maybe want to do differently to make it successful at this size going forward?

And second, Michael said that customers want this one stop shop. Do you have any customer satisfaction metrics that you use? And how have those trended over the last three to five years?

Bill Scannell	Yeah. Why don’t you start with the first part, Marius, because you’ve worked at some of these companies?

Marius Haas	I’ll give you an example. So, I’ve worked at some companies and they were more aligned to how do I create an end-to-end business unit view? And trying to optimize that operating model and maybe the business unit results, whereas we’ve taken a completely different tack. We kind of designed it from the customer on in.

Ultimately, how do we best serve that customer? How do we have the right ratio of coverage on the outside if you, for example, this is an outside-led customer, what is the optimal ratio of ASCs, so that’s the architects, system engineers, what is the storage specialists, what’s the compute specialist, what’s the client specialists that are needed in order to best serve that customer with a holistic solution in mind around solving that key business problem?

We just talked about it, we can do it all the way down to at least 50,000 accounts and more around the globe. I don’t see anyone else who’s able to do that with that kind of reach.

So, again, taking an outside-in approach, taking an understanding of how do we best partner and be that strategic partner for the customer? Also, in many ways, never relinquish the accountability back to the customer. A big part of what our services support organization does, a big part of what our sales team does is to make sure that everything we do from the full value chain perspective and full accountability, it always sits with us.

And that, then, translates into some of the customer satisfaction scores we’re seeing that Billy’s going to talk about.

Bill Scannell	Yeah. Steve, the old expression, it’s not the big that eats the small, it’s the fast that eat the slow. We’re a big company, but we make decisions quickly. And if you just look at the go-to-market decisions we made, it’s working really, really well. Do we judge our customer satisfaction? Yeah. We use CNPS, the net promoter score. We are surveying our customers on a regular basis. We survey our teams on a regular basis to see what’s working for our customers.

We go back, after we sell a solution — not a product, but a solution — to our customers, we have a program called Validate the Value, where we go back to the customer and said, “Hey, we told you if you invested in our solutions you’d see this type of return, have you seen it or have you seen more? And let’s document that.” So, we start to build credibility with our customers.

And what I will say is they love the strategy around these four transformations. They’re challenged, they need help. And when one company can come in and say, “I can help you with digital, IT, workforce, and security all combined and do it very efficiently,” that’s what they’re looking to hear.

Customers are looking to have fewer, more strategic partners, and that’s what Dell Technologies is all about.

Dennis Hoffman	Thank you, over here, please. I’m sorry that I don’t know your names like Rob does.

John Roy	That’s no problem. John Roy, UBS. You were talking about customers seeing value from what they do. Are you seeing customers starting to demand outcome-based pricing where they say, “Okay, if you do this with me and I save so much that we’re going to share that.” Anything along those lines?

Bill Scannell	We’ve talked about it. You know, I’d love to see that because we’re typically conservative. If we say we can deliver at this level, we typically deliver above that. We set the expectation so that we can over achieve. When we start articulating to our customers what we’re going to do for them, they start to realize there’s a lot of up side for them.

If we can help them — just take IT transformation, for example. 70 percent of the budgets are spent keeping the lights on. There’s not a lot of value there. If we can take that 70 percent to 50 or 40, it’s literally, depending on the size of the customer, could be hundreds of millions of dollars. They realize they’re going to see that savings so they’re less open to sharing that profit. But I think we would entertain doing a few of those and seeing how they work out.

Marius Haas	What we see more of, and Michael and Jeff alluded to it earlier, and I’m sure Tom will touch base on it, is the request from Dell Financial Services to write more consumption-based models. Today in the field, Billy and I have the opportunity to leverage at least seven or eight different types of consumption-based models, everything from a straight lease all the way through on-demand pricing that we can offer to our customers because of the capability that we have around the globe with our Dell Financial Services. That’s what we see, in my space, we see more of.

Dennis Hoffman	Yes, please?

Alex Kurtz	Yeah, thanks. Alex Kurtz with KeyBanc Capital Markets. Topic of Cisco and sort of where it stands today. Billy, it’s been, obviously, a longstanding partnership at EMC, and I’m sure there’s a lot of account overlap still in all of these global accounts. So, competitor, partner? Kind of where does it stand today, where do you see it maybe transforming over the next couple of years?

Bill Scannell	Sure. It’s a lot of “coopetition.” So, you know, they are a great partner, Cisco is a great partner. We’ve built some great offerings together. We have mutual customers who want us to work well together. If you look at our converged offering with the VxBlock 1000, it’s Cisco compute and networking with Dell EMC storage arrays. It’s in high demand, that business is growing double digits again. So, we want to make sure when customers are looking to — you know, we talk about build versus buying or constructing versus consuming. If customers want to buy this solution, we have a hyper-converged offering and a converged offering. The converged offering is based on Cisco. So, we want to make sure we deliver those solutions, those products, those outcomes to our customers.

Is there some competition in the field? Sure. They sell a server, we sell a server — we sell a lot of servers. So, if a customer is just looking to buy a server, we’re going to position our 14G as the best-of-breed server and we’re going to take that business.

When it comes to networking, we have some overlap. We’ll find ourselves competing. But if we have the right account plan in place and the teams are talking together, it’s very clean in front of the customers. Does that make sense?

Dennis Hoffman	In the middle, please.

Jeff Kvaal	Thanks. It’s Jeff Kvaal, from Nomura Instinet. Previously, you discussed some sales compensation shifts that you’ve adjusted the compensation model. Can you help us understand if we should be watching for changes in financial performance that come out of that? I’m talking about does this change how we should be thinking about seasonality? Is it pushing revenue deeper into the future on consumption models? Or is it pulling it forward as the compensation model maybe incents nearer-term numbers? Any shifts from the compensation model that we should watch out for on the numbers side?

Bill Scannell	Yeah, why don’t I start with that one because a lot of the changes were in the enterprise segment. I talked a little bit about our go-to-market. And our account executives’ responsibilities — go back to the EMC days. Our account execs get up every day and they worried about selling storage and only storage. Even though we owned VMware, we didn’t sell VMware, it was just storage.

When we came together as Dell Technologies, the good news is we had a tremendous portfolio. We could sell servers, clients, networking gear, VMware, Pivotal, RSA, SecureWorks, Boomi, the whole portfolio.

It diluted some of the efforts of the sales teams because we paid the same amount on a server or a client as we paid on the storage, even though we had a client and server specialty sales organization.

So, what we did is we just changed the compensation. So, instead of paying the same amount on storage as we do on server or client or anything else, we actually pay a little more now on the storage and a little less on everything else that has their own sales force. This is going to help put a greater focus on the higher-margin storage business and we think we’ll see that get back into super-growth mode in the enterprise segment.

Likewise, within some of the specialty sales organizations, I mentioned the modern data center sales specialty that sells hyper-converged and storage arrays. We make more margin on storage arrays than hyper-converged, so we’re going to pay a little more on storage arrays than on the hyper-converged.

Think of it as almost being like a margin-based comp plan. So, it’s not going to push business out, it’s going to sell the right solutions for the right workloads to the right customers and it should have people spending the right amount of time on where we make the most money, quite frankly.

Marius Haas	Here’s what I’ll add to it: This is the beauty of having the opportunity to go after 500,000 or 600,000 accounts around the globe is that you’re much less susceptible to some of the cyclical cycles that a particular segment might have.

In my particular case, for example, I have reps that are on quarterly quotas, and I have reps that are on six-month quotas, whereas in Billy’s world, it’s mostly 12-month quotas.

So, I’ve got pretty good consistency and predictability by quarter on exactly what we’re doing, how we’re doing it, and make sure they’re driven to always be generating pipeline. So, therefore, it is, again, nice to have that distributed model from an account base and segment-based perspective, and then, two, it’s also very nice that we have a pretty distributed model as to how the comp models are designed to ensure that we’ll always be thinking about growth, always be thinking about net new customers, and in my particular world, doing it almost on a quarterly basis.

Dennis Hoffman	Yes, please, right here.

Question	Thank you, a question about the enterprise side. Pete (inaudible) from Oppenheimer, sorry. Maybe you could talk about the sales turnover and how that has changed since the merger with EMC has closed? How do you think about your retention rates of sales?

And then, second, you mentioned NPS as something that you look at internally. You haven’t mentioned what it is. Can you tell us what Dell’s NPS score is?

Bill Scannell	Sure. So, starting with the first, when I was with EMC, we had very low attrition. When we announced the merger, there were people who were a little apprehensive, and a lot of our competitors kind of swooped in and said, “Hey, you should come over here, it’s going to be a mess for a year.” And guess what? It wasn’t a mess for a year. So, a lot of people who left are looking to come back. I don’t have a big appetite to bring someone back who may have gone to one of my competitors and tried to compete with us, but I will tell you our attrition is back to all-time low levels. People love the company they work with, they love the new company, they love the culture. There are a lot of similarities between the culture of Dell and the culture of EMC. So, that’s working really, really well.

And with respect to customer NPS, it’s different in commercial and enterprise and by different segments, but all of them in the last two quarters have gone up significantly. So, we’re seeing great improvements in the customer satisfaction for the products, the sales teams, the delivery, their entire experience with Dell Technologies.

Marius Haas	I’ll give you an example. Our goal was to try to get to a 44 customer NPS. This last go-around, we were at 52. So, significant increase year over year. Billy saw the same amount of increase in his segment. And what’s nice about it, it correlates back to what Michael was talking about.

We also do the exact same exercise for our employee NPS. And that went even higher. So, again, highly motivated sales organization that is part of an opportunity that they see that they want to go after.

Dennis Hoffman	Okay, over here.

Paul Coster	Hi, Paul Coster, JP Morgan. Notwithstanding the low attrition rate, we have a tight labor market and skill scarcity across the board, and IT is very hot. So, I’m just wondering, are there any gating factors not just for you, but also for the channel partners and the customer themselves? Do they have enough people to go about doing the buying?

Bill Scannell	Sure. We’d always like more people, but I mentioned that we are making a heavy investment on the inside sales reps, and that has been our training program for years where we hire folks right out of college, no preconceived notions of what the real world is all about. We train them our way out of the gates. There’s a high degree of loyalty to our company once they go through that program and we see the lowest attrition there. So, we’ve really just upped the hiring from right out of college, young professionals.

Again, lots of benefits. We get them early in their career, they tend to stay with us for a long time, unlike a lot of the millennials who are jumping around, and it gives us an opportunity to get great diversity. So, you know, we’re not seeing a shortage. There are a lot of folks who want to come work for Dell Technologies, and we’re hiring like crazy.

Marius Haas	I’ll give you an example. So, net gross hires within commercial was 1,982 since the beginning of the year. We don’t have a challenge getting very talented team members.

But to your point, there are certainly customers that are having this conversation around how do they create an environment where they can hire the talent they need in order to drive their transformation, so that is a conversation happening, but we’re not seeing the challenge on our side.

Bill Scannell	And on the channel partners, there’s a lot of channel partners that represent our portfolio, there’s some that represent our competitors. So, we’re helping our partners recruit from some of the other channel partners that are selling some of our competitors’ offerings.

The channel partners are no different than our sales teams. They see the power of the portfolio, they see the power of the four transformations, and they want to be part of it — either coming in to work directly with us, or going to work for one of our partners.

Dennis Hoffman	Right here in the center.

Nehal Chokshi	Thanks. Nehal Chokshi from Maxim Group. Early in the presentation, you guys talked about 80 percent of your top 5,000 accounts were either EMC heavy or Dell heavy in terms of relationship. And you have realized significant synergies as you’ve done this combination. How far into the synergy opportunity are you from driving Dell into the EMC-heavy accounts, especially on server side? And how far are you into driving EMC into Dell’s server accounts?

Bill Scannell	It’s still early days. We’re seeing unbelievable success. So, Jeff talked about in the enterprise where we had a really strong foothold on storage. It’s amazing that when we go and talk to the CIO in the C suite and the infrastructure folks about the power of the portfolio and how we can build hyper-converged offerings together, how receptive they are to bringing in Dell servers.

So, the business is growing like this, but I think it’s still early days. I think if you look at our market share, I mean, in our best markets — Enterprise, North America, Storage — we have less than 40 percent market share, that means there’s 60 to go. And I think working together with the portfolio around the world, there’s an opportunity to get significant up side on the synergies.

And then there’s also the accounts that aren’t buying Dell servers or Dell EMC storage that maybe they’re buying VMware. Well, that’s an opportunity for us to go in because we’re one company. Or maybe we go in with an RSA — there’s the Trojan Horse approach where when you look at the portfolio, we can go in with one of many products to get into an account, and then expand our share of wallet once we’re inside, and it’s working very, very well.

Marius Haas	I’ll give you an example, and Billy referenced it. That’s the power of the portfolio. So, in Q2 alone in the commercial space, we added 2,200 net new logos for VMware. The opportunity to have that conversation across such a broad spectrum of potential business challenges is enormous.

I’ll tell you, I have not had a customer yet tell me they’re not interested in having a conversation. Not one.

Nehal Chokshi	Just to try to pin a number on that, when you say, “early innings,” that would be safe to say less than 20 percent into the opportunity?

Bill Scannell	Sure, yeah, in that range.

Nehal Chokshi	Thank you.

Dennis Hoffman	All the way over there. Sorry to point. I’m the pointer.

Aaron Rakers	Thank you. Aaron Rakers at Wells Fargo. I’m curious, kind of taking it back a level and thinking about what we heard earlier in terms of the IT spending environment being very healthy, we heard a little bit about on-premises reallocation of application development from public cloud. So, I’m curious, as you guys engage with your sales force and they talk to the customers, how are you thinking about the age of the install base that’s out there in terms of the server refresh cycle where we stand today?

And maybe same question on the storage. How much — do you have any numbers that give us an idea of how much footprint four plus years or whatever that might be in terms of age of infrastructure that sets the table for this kind of redeployment of applications on premises?

Marius Haas	You want to talk about that refresh?

Bill Scannell	Yeah. So, any given quarter, you know, anywhere from 30 to 50 percent of our business can and should come from tech refreshes. There’s an equal opportunity to go and — again, if you look at our highest market share being less than 40, that means there’s 60 percent of the install base that’s not ours that’s ours for the taking.

So, when we go in and articulate our value proposition, why our products are superior to that of the competition, how we can take those products and build it into a longer transformational conversation around IT transformation or digital transformation, customers’ ears perk up pretty quickly.

So, I think there’s a tremendous opportunity to go refresh a lot of our install base, our competitors’ install base, and put new infrastructure on prem. And then there’s been a little bit of a hesitation because customers are trying to figure out, “Do I go to a public cloud provider or do I keep it on prem?” I know we want to go from the legacy environment to a cloud-like environment, a better way to do IT, but does that go on prem or off prem? And we’ve got great positioning to say, depending on whether you want it on prem or off prem, depending on whether you want it to be OPEX or CAPEX, and depending on the criticality of the application of the workload, we can tell you whether it should be on prem or off prem.

That creates an opportunity, as Michael mentioned earlier, to bring workloads back that are in the public cloud back on prem where we can satisfy those more cost effectively, provide better security, better performance. And then, likewise, there’s a lot of the market that’s trying to figure out what they do next, and by going in with a consultative approach and talking about IT transformation, green field, brown field opportunities, I think we’re uniquely positioned to capture more and more of those workloads.

We’re not bound by opportunity. There’s incredible opportunity in front of us.

Marius Haas	There was a question a little earlier about the public cloud and the migration of workloads to the public cloud. Certainly, a couple years ago, we were thinking through in the commercial space, how is that going to affect small and medium businesses? And I’ll tell you, when you’re growing, and Jeff mentioned it and Michael mentioned it, when you’re growing your compute business, your server business by plus-40 percent or more, and they’re going in at a much higher and richer configuration, it’s because they’re doing more and more higher-end, data-driven workloads on prem. And I’m seeing that pervasively in my account base.

So, it’s pretty healthy, not just the refresh of the install base, but it’s moving up the stack in higher compute capabilities in order to generate the more data-driven applications and processes that they’re driving.

Bill Scannell	You know, we’re uniquely advantaged because no matter what the customer wants to do, we can help them. So, if they want to build an on-prem hybrid cloud, guess what? With VMware and Dell EMC and Pivotal, nobody can do it better than we can. If they want to go to AWS or Azure or Google, we have partnerships with AWS, Azure, and Google. If they want to go to a public cloud for mission-critical applications, well, guess what? We own Virtustream. So, no matter what their question is, our answer is, “Yes, we can help you.” And not many of our competitors can do that.

Dennis Hoffman	Great. That’s all we have time for. Please join me in thanking Bill and Marius.

Bill Scannell	Thanks everyone. (Applause.)

STRATEGICALLY ALIGNED BUSINESS PANEL

Michael Dell, Sanjay Poonen, Rob Mee, Mike Cote

Announcer	Ladies and gentlemen, please welcome Michael Dell, Sanjay Poonen, Rob Mee, and Mike Cote. (Applause.)

Michael Dell	Okay, so welcome, everyone. We’re going to take some time now to talk about how we manage and organize and orchestrate across the family of businesses that we have within Dell Technologies.

And I’m going to start with this phrase, “strategically aligned family of businesses,” because it is different than what some of you may recall with the EMC “federation,” and it’s a critical distinction.

Under a federated model, look, there are some great things, right? You’ve got strong, independent ecosystems, leading innovation, but, unfortunately, no synergies across the portfolio, and, in fact, in many cases dis-synergies in operations, in go-to-market, in competing innovation agendas and priorities, and the companies operated at arms-length, or in the worst case might have openly feuded.

As we envisioned this starting back in 2014 and announced in 2015 and completed the combination in 2016, we imagined a different approach for Dell Technologies to nurture the strong, independent ecosystems and innovate with agility, but with a governance structure to ensure cooperation and collaboration to help us to deliver on the portfolio effect, and the cross-selling across our capabilities and the integrated solutions.

To kind of summarize it here, you know, we are strategic and we are aligned and we are a family.

And key to executing on this organizational vision is a leadership team that we call the Dell Technologies Executive Leadership Team. And it runs across human resources and strategy, from Pivotal to all aspects of our business, and the interests of the entire family are represented.

And together, we identify and prioritize actions that will deliver the highest value to Dell Technologies as a whole across the family of businesses.

There’s a strong focus on long-term operating leverage. And decisions are reviewed quarterly and we make adjustments as needed.

And we created a series of leadership councils, you heard Marius talk about one of them, to drive collaboration in key areas. And these span strategy, marketing, go-to-market, services. And all the councils have standardized their way of collaborating and executing across teams, and how we manage and make decisions, how and when we communicate and where we allocate our resources.

And these teams are empowered to address and resolve many strategic issues and opportunities internally. And we have a process to raise top strategic decisions to the DT Executive Leadership Team as necessary.

Many examples of this. We’ve done it with the Internet of Things, we’ve done it with our rapidly growing networking business, which is quite an interesting topic. We’ve done it in cloud strategy and tens of integrated innovations across the family of businesses.

So, the organizational structure is unique in driving collaboration and operating advantages that we don’t think could be achieved if these family businesses were less aligned.

The DT ELT is a collaborating forcing function to drive innovation across the DT family. As all of you will know, I will occasionally step in and say, “failure is not an option,” right? You will have heard that phrase before, and we figure out the answer.

So we built Dell Technologies with a “Better Together” philosophy, and I would say it’s been even more powerful than we’ve imagined.

So I’m joined onstage here by a few of the members of the DT ELT to discuss how it’s working for their businesses, and to take your questions about the structure, the organization, and kind of what we’re doing.

And most importantly, it’s really important to understand this “Better Together” thesis because it’s critical to understanding the opportunities that we have.

So, please welcome with me, Sanjay Poonen, the Chief Operating Officer of VMware; Rob Mee, the CEO and founder of Pivotal; and Mike Cote, the CEO and founder of SecureWorks.

Unfortunately, Pat Gelsinger couldn’t be here today. We love Pat, we miss him. He’s taking some well-deserved time off with his wife, which had been planned for a long time. But we’re just as excited to have Sanjay here with us, who’s incredibly capable of telling and explaining everything that’s going on.

So, welcome, thanks for being here to all of you. We’re excited about your businesses, what you bring collectively to Dell Technologies, and the opportunities that we have ahead collectively.

So, I’d love to hear from each of you about how better together has been working for you and what opportunities you see.

So, Sanjay, why don’t you start off?

Sanjay Poonen	Thank you, Michael. Happy to pinch hit for Pat. We want Pat to be CEO and happily married for years to come, so happy to pinch hit here.

I thought I’d start off with VMware. As you know, it’s been a renaissance for the company the last two years in terms of our being double digit growth. And there’s no coincidence that it also times with the Dell EMC coming together. We have benefited tremendously from that, as you heard from several of the speakers.

And I’d just like to narrate for you a little bit of our story. For those of you who don’t know VMware, I often put this chart up when I talk to IT leaders and to our own sales teams. It’s one chart that tells the entire story of VMware.

I often tell our sales teams at VMware, if you have to throw 100 PowerPoints to tell the story, you probably have no power and very little point. But this represents what we’re trying to get done.

The data consists typically of three components: compute, storage and networking. If you want to think of it as a human metaphor, sort of the heart is compute, storage might be the lungs, networking is your nervous system, and the brains is management. That’s what a data center is.

And the more that you can do in software, coupled with hardware, but the software piece allows you to reduce cost, complexity and carbon.

And the cost part of VMware has been a storied, incredible story the last 20 years. In fact, this is our 20 year anniversary. We’ve had study after study that showed that a dollar invested in VMware generated about $10 of economic value over the years. That’s just the cost part; complexity is just as important. Carbon, I think IDC did a study that VMware has over the course of our 20 years saved enough energy for what fuels 40 percent of the U.S. homes.

So this is an incredible story that as you invest in the data center, you get a tremendous amount of benefit, 500,000 customers, and we’re just beginning that journey in some of the new areas like storage, networking.

But the big question comes in that cloud foundation. Cloud foundation to us represents compute, storage, networking, and management together.

What happens as these move to the cloud? And as Michael talked about earlier, we want to make this highway fluid to allow customers to get the best benefits of running this on-premise, what we describe as the private cloud, or in the public cloud. And that represents the cloud foundation that we built now with some of the hyper-scale, as an example, Amazon, to run in that public cloud.

And we see both of these parts of the world growing, private cloud and public cloud, and VMware being that cloud foundation as the indispensable bridge to bridge those two. That’s the bottom part of our story.

The top part of our story is very similar. There is a digital workspace that is bringing everything from a laptop to a tablet to a phone into a place where if you have a Windows 10 Dell laptop or an iPhone or an Android phone, you want to have any app on any device that you could literally work at the speed of life.

So our three focuses, security surrounds all these, are very simply put, the software-defined data center number one, hybrid cloud number two, and a world of end user computing. That’s the overall framework. And all of it starts with apps.

So, let me take that same chart and now blow into it a little further into how we see the story playing out in terms of our vision and how it ties into the synergies.

Everything we do in infrastructure serves applications, right? Infrastructure wouldn’t sit if there isn’t applications.

Traditionally, in that middle layer most of VMware’s proposition has been to traditional applications. Increasingly, we see the world moving to cloud native applications, and we’re doing a lot of good work with Pivotal, I’ll come back to that in a second, but also SaaS.

And underneath that we see the world of cloud not just being that private and public cloud, that’s the hybrid journey, but increasingly an edge world — Michael talked about it in his earlier comments — and a telco cloud.

So these four clouds are going to become very relevant to the future over the next several years. Just 5G is one example of that telco cloud.

And the top part of that journey, any device will extend from desktop and laptop and tablet and phone to machines. So, we think we can live with this sort of chart for the next five, ten years, any app, any cloud, any device.

And now let’s talk about how this plays into the synergies with Dell.

Jeff did such a good job, I felt it was like a mic drop moment, I don’t need to say more. But if I just add a few things to what Jeff Clarke talked about this, if you could take the world’s best servers, okay, from Dell, PowerEdge 14G, and couple it with the world’s best server virtualization, seems like that would be, what do you say, peanut butter and chocolate or something like that. It would be really good to make that so fluid that it just happens in every server shipped, potentially every country in the world, and we’re trying to do that.

So certainly some of that just happens automatically at customer sites, but we’re also working ways by which we can make this try-and-buy, pre-installed, and taking advantage of the incredible Dell machine in various different countries where it’s still under-virtualized.

Hyper-Converged. Now, you take the benefits of Dell EMC coming together, best in storage, best in servers, and there’s a phenomenon now, compute and storage coming together.

And to the extent that that could be powered by the software genius that VMware has, Virtual SAN, you can get even better performance.

And much of that story that I described of the benefits of VMware, the CAPEX and OPEX benefits in hyper-converged as just as dramatic as server virtualization. We’ve studied that and IDC’s done a lot of studies. Incredible ROI on hyper-converged. We’re just getting started there, we have 15,000 customers. The VxRail business is triple-digit growth, crossed a billion. We’re very excited about that, and now the analysts are ranking us number one. So we think there also just getting started in terms of what the potential is.

The digital workspace, number three. Jeff eloquently put that, imagine a Windows 10 laptop on Dell, a Dell Chromebook, and then perhaps also an iPhone and an Android phone. We’re the only company that can manage and secure that in the world. Nobody else can do that. So, if we can make sure that’s not just done at the point of a customer but maybe on pre-installed for pro support at the factory, we can make that really, really fluid in any country in the world.

Then if you get to developer-ready infrastructure, now, Pivotal came out of VMware and EMC, and Rob will talk a little bit about that, but we left them alone for a while, but last year, we came back together and really asked how we could take advantage of this incredible container platform called Kubernetes.

And in addition to Cloud Foundry, we have tremendous interests in both VMware and Pivotal making Kubernetes as pervasive as the VM was.

So if you thought of VMware and the VM being so tens of millions of them, maybe containerware becomes part of what our story also becomes in the future, tying very closely to what Rob and his incredible team at Pivotal are doing.

Number five, you can think about security, and Mike Cote will talk about that. Security is a boardroom topic, and much of what we’ve been doing in network security with micro-segmentation to layering security into the hypervisor with app defense, to the endpoint with Workspace ONE have tremendous synergies into SecureWorks.

And he’ll talk a little bit about the areas we’re going to — anytime I have something about security, I’m usually calling Mike Cote or the RSA guys or the endpoint security people in Jeff Clarke’s team. So we have lots of very good synergistic areas where we are doing and we expect it even more in security.

Then you get to go-to-market. I mean, Billy and Marius talked very eloquently about this. And every one of those big deals that Billy put up, VMware’s playing in those, and we want to play more.

So if a customer is making a decision to consolidate their server and storage and run VDI on top of that, that was one of the examples of the big banks. You know, yeah, you displace the competitors on server and storage, but maybe you displace the competitors in VDI and have a much bigger story of Dell EMC and VMware.

Marius has got an incredible machine in SLED, in public sector, in China and India. Those all represent whitespace for VMware. And even though we’re growing really fast, one of the fastest-growing software companies, we still have a lot of whitespace that we can leverage there.

And then finally, I would say we’ve got a lot of future efforts. We’re never pleased, we want to do more, in IoT, in Edge, in much of what we’re thinking about where what we’re doing in the cloud can apply to all the hyper-scalers potentially over time. We can augment that with data protection. We can augment that as the cloud vendors. You heard Amazon RDS bringing their offering on-premise. So we’re going to see that also playing out in every place we want. Any of the hyper-scalers do anything on-premise, we want them to land on VMware and the Dell EMC stack, for example VxRail or VxRack.

So that’s some of the things that we’re focused on at VMware.

Rob?

Rob Mee	Thanks, Sanjay. Thanks, Michael. Great to be here and see you all.

So, Pivotal really enables cloud-native digital transformation. We have a cloud-native platform we call PCF and a unique methodology to help enterprises modernize their software development capability.

Organizations that work with us learn to build software iteratively, deliver continuously, and operate those platforms and their application portfolio securely and reliably at scale.

And they do that by an underpinning of this cloud native platform, leveraging many tools and technologies like our Spring technology on top of that, and then working with us in sort of a unique, very differentiated suite of services that allows them to learn a process and build up a culture to take advantage of all this great technology that they’re getting from Pivotal, VMware, and Dell Technologies more broadly.

So, the increased productivity our customers are achieving is quite impressive. We’ve recently done a deep dive with a cohort of our largest customers, and we’re getting some pretty impressive numbers back.

On average, they’re releasing new software over 60 percent faster, they’re spending over 35 percent more time writing code, and 90 percent less time provisioning new environments. Common operational tasks as well, most importantly, patching operating systems, is something that’s reduced by over 90 percent.

We repeatedly deliver these outcomes because our approach is to work alongside our customers, co-developing with them, and we help them adopt modern development and operational practices, ultimately making that their standard way of working.

We continue to win new customers. We’re seeing significant expansions from existing customers, because we feel we’re delivering the right products and services to help them modernize their most important applications. In doing so, we help customers increase developer velocity, reduce IT costs, and operate more securely.

As you can see, our platform, PCF, is expanding with new abstractions, as Sanjay mentioned, PKS, but we’re delivering these abstractions on one platform, enabling a consistent application runtime for everything from cloud-native applications to legacy workloads to database and analytics services.

In particular, we’re working closely with the Dell Technologies family of businesses to deliver the next generation of private cloud infrastructure.

One thing we’re particularly excited about is having developed Pivotal Container Service, PKS, with VMware, and bringing it to market with the rest of the SAB family. We’re getting a lot of momentum here with VMware, and we’re delivering that on top of the Pivotal Ready Architecture, which is a hyper-converged infrastructure that Dell is bringing that includes VxRail and the VMware stack as well.

We’re seeing a lot of impact from the GTM strategy — going to market — in particular with VMware, as Sanjay mentioned.

We’ve been working somewhat separately for a few years, but in the last couple of years, we’ve really come together not just in go-to-market, which is great, but also in co-engineering, co-product development. We have a collocated team in Palo Alto that’s working together very closely to build PKS and very, very successfully.

All right, I’m going to hand it over to Mike.

Mike Cote	Thank you. Good Morning. I’m Mike Cote, the President and CEO of SecureWorks.

I have had the privilege of leading the SecureWorks organization for nearly 17 years and have been part of the Dell Technologies organization since our acquisition in 2011.

We are a global cybersecurity leader, with over $500 million in revenue, and we’re focused predominantly on growth. We’ve had a 19 percent compounded annual growth rate over the last 19 years.

We have several key competitive advantages in the market. Our threat researchers, a group of people that actually study what the hackers do in the world, they study their tactics, techniques and procedures, and we create models on those procedures, codify those models, and put them into our counterthreat platform, which leverages the analytics we’ve created, the algorithms we’ve created, create supervised and unsupervised machine learning components that continuously power the platform to prevent attacks that can be prevented, detect those that can’t be prevented, respond rapidly when we’ve detected them, and then predict where the hackers are going next.

We work in a vendor inclusive manner basically with all of the best of breed technology partners in a comprehensive way to allow the security point products that people have to work better and to realize the value of their existing security investments.

Our focus solely on security and the combination of the human and machine intelligence we have gives us an unmatched visibility into the threat landscape and across the technologies and industries and environments. The visibility, therefore, allows us to really anticipate emerging threats.

The highly-scalable Counter Threat Platform processes billions of events a day, about 250, 280 billion events across 4,300 clients in 59 countries in a diverse set of geographies and industries. It creates a very unique network effect, allowing us to see something on one client somewhere in the world and apply that intelligence across the full client base.

And finally, since security is all we do, we’re in a unique position in our industry that allows us to really scale and focus on that, aligned with our clients, to protect them in the best manner possible.

With regard to the Dell relationship, we’ve had many of the advantages since we were acquired in 2011. In fact, we’re over four times larger than we were. We’re four times larger today than we were when we were acquired.

So from the SecureWorks perspective of the term “Better Together,” it’s really meant a leverage of the breadth and depth of the Dell Technologies family and the Dell Technologies organization, while retaining our nimbleness to operate as a smaller organization.

A couple of examples of that are the benefit we have from working with Sanjay and the VMware team in bringing new technologies to market.

We’ve recently announced the AppDefense technology where we’re working with the AppDefense team in order to provide for our clients the policies and procedures that fit those clients and operate and manage those over time.

This year from a go-to- market perspective, working with Billy and Marius’s team, we’re up 60 percent year-over-year from a new sales perspective where we measure as ACV or Annual Contract Value. So, it’s been great for us to gain advantage over time in leveraging the 40,000 Dell team members.

We’ve also used the Dell Technologies environment as we’ve expanded globally by having the ability to go into new international markets quickly and allowing us to focus solely on the client experience while we’ve been able to collocate in a Dell facility somewhere around the world.

So, we will work — also, I guess one other opportunity is with Jeff’s organization where we’ve taken our Red Cloak analytics behavior and are looking to expand that with the end user computing group across the Dell hardware technology family.

So, it’s been great being a part of the Dell Technologies family, and look forward to the future.

With that, thank you, and I’ll turn it back over to Michael.

Michael Dell	Great. Thank you all very much.

We’re going to take some questions, but before we do, Sanjay, I think one of the most interesting opportunities for both VMware and all of Dell Technologies is this idea of virtualizing the network. We all know what happened when server virtualization came along. But to me when I sort of look at this whole networking space, right, which is big, complicated, and quite valuable, virtualizing the network and the progress that’s been made so far with NSX and the collaboration with Dell EMC, this just feels like an incredible next horizon opportunity for whatever it is, five to ten years. It’s already I think a billion and a half dollar business or something like that.

So talk about that a little bit, give your perspective on where you see that, how customers are adopting it, and where it is in its sort of gestation and development across the 500,000 plus VMware customers.

Sanjay Poonen	Sure, Michael.

Yeah, it’s for us been a tremendous journey. About five and a half years ago, we acquired Nicira and began that journey at VMware.

We have today about 7,500 customers and it’s been incredible. As we’ve studied the networking problem, that sort of cost equation I described pre-NSX is about, you know, 30 percent spent on hardware, maybe a little bit of software, 5 percent, but a lot of it on OPEX labor related if you really compute the cost.

And we think we can take that 35 and 65 percent on OPEX and labor and radically reduce a lot of what’s spent in manual hard tasks, which are much easier in software, and that’s what we’re trying to do.

We don’t go in often with a rip-out Cisco, Arista, Juniper. It’s optimize your underlay and invest in your overlay.

And from that has arisen, Michael, a couple of use cases. One is security, and micro-segmentation has become a use case that is well over half of the early use cases we’ve found for NSX, and we’re just getting started there. So, we think there’s a lot of places where East-West traffic we can do this in ways that were very hard for traditional hardware-driven networking to do, and we’re seeing good results.

Network automation becomes another use case where you start to really automate now more of your network with the combination of management and networking software. So that’s a second use case.

And then we began to think about two other things that were happening outside of the data center as maybe a third and fourth use case, SD-WAN. We began to see a huge interest in companies that have branches in redoing their traditional hardware-based WAN architectures, because many of those WAN players were also kind of not innovating. Whether they’re retail, bank, you know, federal institution, if you had branches, there was a great opportunity.

We acquired VeloCloud. That’s also started to take off, and that has tremendous synergies with Dell, because often we can sell that with Dell servers.

And then the final piece of it is the cloud where part of the reason Amazon wanted to work with us was NSX, became a key glue that linked the data center into the cloud. It’s much harder to do that with hardware-driven networks.

And the cloud could be not just the public cloud, it could be cloud-native apps. One of the reasons we’re very excited about PKS is PKS embeds NSX.

I could go on and on, but we’re very excited about NSX and 7,500 customers. That’s, what, one — it’s less than, you know, early stages, 1, 2 percent of our customer base, lot of upsell opportunity.

Michael Dell	Yeah, and this multi-cloud world will really require software-defining the network and driving automation, and emanating from the strength of the real estate that we have within Dell Technologies. We happen to believe that this is one of the more amazing opportunities that’s in front of us.

Sanjay Poonen	I agree.

Michael Dell	So, why don’t we open it up for questions now?

Rob, I’ll let you moderate the —

Rob Mee	Good. We’ve got about 17, 18 minutes for questions.

Amit Daryanani	Thank you. Amit Daryanani, RBC.

I guess, Michael, when you look at all these different assets that you have, VMware, Pivotal, SecureWorks, and others, is there a minimum ownership percentage you target or intend to have in all these assets from an equity perspective? I’m curious if there’s a number there that you look at.

And then for Sanjay, you know, piggybacking off what Michael was talking about on software-defined network, what has been one or two of the biggest impediments when you sell this vision to customers? Where is the adoption maybe not as fast as it was in servers or in storage?

Michael Dell	So, in terms of a minimum ownership percentage, don’t really have a particular number in mind, so I can’t really give you an answer on that one. I’ll just pass on that one.

Sanjay Poonen	I can give you a clearer answer: networking.

I would say that, listen, we’re pleased with where NSX is relative to ESX. I mean, you’re looking at a 20-year history and everyone, of course, looks in the rear-view mirror and said, tremendous success with ESX.

But the first four or five years of VMware, and I wasn’t here, I was at SAP, mostly watching this company across the street doing incredibly well, VMware, but we’re very pleased with where NSX is in its five-year journey, and if you think about 7,500 customers.

You know, I would say the part we have to collectively create is, you know, knowledge of that technical decision-maker in networking. And that required a specialist sales force. That’s a newer buyer for not just VMware but for also parts of Dell EMC.

And we’ve invested in that. So, while we have tremendous relationships between Michael, Pat, myself, Billy, Marius with CIOs, often these decisions are made with technical decision-makers with networking, and we’ve invested in the specialist team. These are folks who come for the Ciscos. And we’ve sizably scaled that team.

And then as the analysts start to cover this space, and you’ll see more and more reports coming out, we start to show up as either a visionary or top right in these Magic Quadrants. And people say, wow, I thought it was just traditionally the old hardware networking players, I’ve got to look at VMware, too, and we get reference accounts talking about it.

So, that’s the way I think we’re going to scale and as it becomes a bigger and bigger phenomenon, I think you’ll see more people say, listen, what’s going on in that tent called software-defined networking NSX, I want to be part of that.

VeloCloud is one other example where we’re seeing that type of momentum.

Rob Mee	Questions? Kat?

Katy Huberty	Katy Huberty, Morgan Stanley.

Sanjay, how would you explain why EMC decided to run VMware in more of a loose fashion as it relates to the relationship between the two companies, whereas the relationship with Dell is much more tightly coupled? Did something change in the market, was there customer feedback that drove that shift?

And then from Mike and Rob, you talked about a number of advantages being under the Dell umbrella. What are some of the challenges and what are you doing to mitigate those risks as it relates to hiring or compensation or what have you? I mean, certainly, there are some challenges that aren’t as great as the advantages, but what are you doing to mitigate that? Thanks.

Sanjay Poonen	I wasn’t here for the bulk. I mean, I’ve been at VMware five years, so I wasn’t here for the complete history. I can only speak to the last two years that have been phenomenal with Michael as chairman.

I would say that one of the things that this — and Michael alluded to that, that, you know, Michael and the leadership team have been pretty prescriptive about, is in areas of overlap to be a lot more specific. So, example, software-defined storage, you know, Jeff alluded to this, Billy and Marius reinforced that.

I think the combined team have been a lot more specific of saying we shouldn’t have multiple solutions there. And that’s an example of something that we got to a decision faster, and that’s good.

So, Michael’s pretty prescriptive about where there’s aspects of conflict or overlap. We hash it out, we sit in a meeting, we’ve got to air those issues, but we come to a resolution quicker and faster, and I’ve noticed that certainly in the last two years.

I can’t speak to a lot of the history for the prior 18 years, but certainly the last two years has been dramatically different.

Our alignment on the go-to-market with Billy and Marius has been phenomenal. I mean, when you have 40,000 people in the sales team, you’re going to always have conflicts, but we try to really align around the interests of the customer, and that’s been very helpful for us.

So, you know, there’s more we can do, but I’m very pleased with the direction we’ve been on in the last two years.

Rob Mee	To answer your question about some of the potential disadvantages of being in the Dell Technologies family, I think first it’s good to compare it with the previous situation, the federation, wherein the primary benefit was in being able to operate independently and to work with all kinds of other infrastructure, the public clouds.

You know, Pivotal’s platform is a multi-cloud play, it’s a hybrid cloud play. So, this is very important to be on-premises, to be in the public cloud, and to work with those multiple partners.

So, with Dell Technologies, as Michael said, we’re going to be more unified and we’re going to go to market together.

And so, then the question becomes, can you do that without impinging on the benefits of independence?

And I would say largely we’ve managed to do that. That aspect of it has not really been a negative, but definitely a fear of mine, because while I looked at the way that really Michael put things together, brought us to market together, and brought a lot of advantages of a vast capability to sell, multiple geographies that we weren’t in, all kinds of advantages of being together, well, what about that disadvantage and what is that going to be? So that was a fear of mine.

I have to say it hasn’t really come to pass. We’ve been able to work very independently and have very meaningful partnerships with all the public cloud providers.

So, that’s the good news.

And then on the benefit side where we come together and build things together and don’t have arguments about where is the territory, as Michael said, that doesn’t come without a lot of work, right? I mean, we still have the various touchpoints, if you imagine Pivotal being an abstraction layer that maybe is closer to developers than VMware is and VMware above Dell Technologies. I won’t speak for the seams between VMware and Dell Technologies, but at our level of Pivotal and VMware, there are natural overlaps and there are things where we’re both in a particular space. And we have to work very hard to figure out how do we turn that into an advantage and how do we do this together, not step on each other’s feet too much.

And in general, we’re doing that, right, but I won’t — you can’t pretend that it’s not challenging, right? It’s just takes a lot of work and a lot of very close collaboration, a lot of time we spend together, which we do, as well as the rest of the leadership teams on Pivotal and VMware. But we’re making it work.

Mike Cote	So, I’d add a little bit to what Rob said, and I have a slightly different perspective, because we were sort of, if I can, pre- Dell Technologies group, so let’s say the old Dell, and I would tell you that if you’ve not seen it, this is not the Dell of old or your mother’s Dell or whatever analogy you want to use.

Some of the things you said would have existed sort of pre- Dell Technologies, but I’m not sure I could think of an example of what’s not worked from our perspective as far — or been a negative for being a part of the Dell Technologies family.

And Michael’s instruction at our board meeting is take the parts of Dell that make it best for you to grow fastest and most efficient, and do the other things that you need to do to execute on your business and focus on your customers.

And I could have given you some things earlier, but in the last four or five years, it’s been tremendous and all positives.

Michael Dell	And Rob, you know, on Friday I was with one of your colleagues in London, Bill Cook. And there was a VMware representative there as well. And we were meeting with one of the biggest banks in the world.

And I got to tell you, when we come together as Dell Technologies with Pivotal Cloud Foundry and VMware and Dell EMC, it is absolutely unbeatable, and that’s what we’re seeing in the market. And the teams are figuring it out.

The underpinning is the technical collaboration, but obviously the relationships and how people work together and the mutual success that it’s driving are real engines of continued progress.

Mike Cote	Yeah, absolutely.

Rob Mee	Great, thanks. Thanks.

Question? Let’s go to the middle right here.

Wamsi Mohan	Thanks. Wamsi Mohan, Bank of America, Merrill Lynch.

Michael and Sanjay, I was wondering, as you look at sort of maybe operating and looking at capitalizing some of the synergies between Dell and VMware, would you consider a scenario where product introduction cadence is different between what you could do between Dell and VMware versus VMware and other partners?

Do you see a scenario where you would take much more advantage of the product cadence and the introduction and the feature set and more specifically maybe do things that align better with Dell versus other partners?

Michael Dell	We have no plans to do that. That’s not something we’re planning to do. I mean, I am a big believer in the power of the strong, independent ecosystem that VMware has. We want that to be nourished and to flourish, and that’s incredibly important to VMware’s success.

And look, I mean, I think we’ve been very clear about this from the beginning, reinforced it time and time again.

There’s no question that Dell EMC is more aligned with VMware than any other partner. Customers can choose to decide who they want to work with. But the independent ecosystem is super important and no plans to change that whatsoever.

Sanjay Poonen	I would just add, I mean, I agree with everything. I think in some places some of the independent ecosystem have chosen, for example, hyper-converged to do their own thing. Like HP bought a company, Cisco —

Michael Dell	We think they’re making a mistake.

Sanjay Poonen	Mistake. So, in that case, it strengthens our hand.

Michael Dell	We’ll see how it works out for them.

Sanjay Poonen	So, VxRail, I mean, we talked about it earlier, we probably didn’t have our act together for a couple years, but now we are laser focused on hyper-converged infrastructure, and in a greenfield opportunity we’re going to pitch VxRail, because the competition is showing up with an inferior product.

In a brownfield opportunity we could still sell vSAN into a place where you’ve got HP servers and Cisco servers, but make no mistake, in a greenfield opportunity we’re going to do that, and that’s strengthened our hand together as they make their own move. So, we can’t plot the moves for the competition.

Similarly on the client side, we’re going to do our best to make sure that Dell laptops Windows 10 or Chromebooks are the best place for Workspace ONE, but we also publicly announced that HP laptops we wanted to manage with Workspace ONE.

So we want all devices to be managed by Workspace ONE. They’ve got to make ever client choice. And we also work pretty closely with the Apple phones. And the same thing plays into the public cloud.

So, that’s how we think about this, but every place we can, we’re certainly going to be optimized for Dell, but not necessarily tethered to it.

Michael Dell	Yeah, and if you look at, you know, Jeff mentioned this, our data center business last quarter grew 24 percent. You know, the same three month period, Cisco grew 6 percent, HP grew 3.5 percent. You can kind of see customers are choosing, they’re making their choice every day.

Rob Mee	Okay, great. Right here. Rod?

Rod Hall	Thank you. Hi. It’s Rod Hall with Goldman Sachs again.

I just wanted to ask if practically — I understand the Executive Leadership Team and the council approach, Michael, but I wonder if are there specific organizational changes from a best practice point of view that you guys are trying to put in place across all the organizations that are common, like number of management layers or anything else like that in terms of operation of each of these individual businesses? Or are they just kind of the leadership of the business is left to decide for themselves what’s best underneath their organization?

Michael Dell	Well, look, we share best practices and knowledge. I am on the board of all of these companies, and it goes without saying, have a significant stake in them. So, you know, in that capacity I will not hesitate to make suggestions, right?

But look, these businesses are doing very well, and to the extent we can help them do even better, that’s great. But no, we’re not advocating a sort of standard way of doing everything across all these businesses, because they are quite unique and different in many respects.

So, if you think about SecureWorks, this is a company that has a very, very deep threat intelligence, security, and it’s all about security.

Pivotal, you know, it’s a company full of software developers, doing very, very unique things at incredible speed.

What I find remarkable about Pivotal is the change that occurs inside these giant organizations when they adopt. You know, Pivotal has products and services, but there’s a Pivotal way, right? There’s a Pivotal philosophy, a Pivotal approach.

And what we’ve seen is these giant companies, the biggest companies in the world, you know, half the Fortune 500 adopt this, and they’re able to release new code, release software, you know, that used to take them a year or two, now they’re doing it in weeks, and just right in the beating heart of a giant company changes the speed at which they can operate.

So, you know, look, we only want to nurture their success and help them along, and bring some new customers.

Rob Mee	Great, thanks.

We’ve got time for one more question before we move to Tom and the financial model. So, we’ll go to Shannon.

Shannon Cross	Thanks. Shannon Cross.

I’m just curious, from an acquisition perspective and from a growth perspective, how much does Dell’s balance sheet constraints and, as Michael said earlier, his focus on cash flow, which clearly is an important one, given especially the debt load, play into how you think about ways to grow?

I always thought of VMware as being — and actually all of your companies as being sort of an acquisition vehicle for Dell. In your conversations, how are you thinking about the opportunities?

Michael Dell	You know, VMware has continued to be acquisitive. There was an acquisition announced two weeks ago, CloudHealth. You know, all of the businesses will continue to make various acquisitions.

Look, I think if you step back and think about this transaction, we’re playing offense here, folks, right, and this is going to give us more flexibility and more capability to do just that. And so, you know, that’s certainly one of the motivations behind the proposed transaction.

Sanjay Poonen	I would just add one thing from VMware’s perspective. I mean, we have been very careful about the acquisitions we’ve done, although Michael did make this comment that we’ve done some acquisitions. We haven’t made that many and we’ve been very — you know, our philosophy first is to build first, partner second, acquire third. And if you looked at the bigger acquisitions we’ve done, Nicira and AirWatch, they’ve been very successful. And the more recent ones like CloudHealth and VeloCloud, which were smaller, you know, we spent a lot of time thinking about what we ought to think about in that area and then made it.

So, we’re careful about them, we want to really be disciplined in terms of how we want to run them and make them successful, but they always are third relative to our build and partner approach, because those are usually more likely to be successful. Most acquisitions fail. But when you take that approach, I think you can have a balanced way in which you think about M&A.

Michael Dell	Okay, thank you all very much. (Applause.)

FINANCIAL PERFORMANCE AND OUTLOOK

Tom Sweet

Tom Sweet	All right. So I think we’re three hours into this at this point. So what I want to do over the next few minutes is sort of, one, recap the day, and let’s make sure we all sort of reflect on what we’ve heard. And then I want to move into how does what you’ve heard then translate into our financial model. And then, before we go into Q&A, I want to stop for a few minutes and chat about the transaction and our perspective on that and a little bit on the governance framework. And so that’s going to be what I’m going to try and get done in the next 25, 30 minutes, and then we’ll have some Q&A there.

So let’s start with what we’ve heard today. Michael started the day talking about the opportunity, the IT spend environment, the trend data that we’re seeing around the technology, whether it’s AI, ML, big data, IoT, all driving data growth, all helping our customers take their business models and evolve them through that digital transformation framework.

Jeff then got up and talked about, reinforced that if you will, and he talked about the performance of the respective businesses, and what we’re doing there relative to both the ISG, CSG businesses, the share positions that we’re driving within those respective businesses. We’re number one in storage, number one in server, number one in PC revenue, number one in PC profitability. Jeff further discussed how we’re using those share positions to continue to drive scale and make sure that our footprint and how we expand the business continues to move forward.

Jeff also spent quite a bit of time talking about storage. It’s a hot topic so to speak. We know that quite frankly, we were not happy with our storage performance out of the gate when we put these two companies together. And we had some work to do to get that ship right-sized and moving in the right direction.

And Jeff has spent the last year working with the ISG team, working with his storage engineering teams to build the visionary roadmap that he’s driving. We’ve worked quite hard with the go-to-market teams around what’s the right coverage model, how do we cover the market, how do we sell effectively in the most efficient way.

And we’re starting to see progress, two quarters of storage growth in Q1 and Q2, 10 and 13 percent respectively. We’re not declaring victory at this point in time, but it’s a good start. And we’ve got more work to do and we’ll continue to work on those opportunities.

We then had the go-to-market guys come up and talk around what we’re doing in the go-to-market area in terms of the investments we make, how we segment the customers and how we put coverage models against those different customer sets to drive the most effective way to sell to them. And you heard through Dennis and through Bill and through Marius that framework as it went into more detail there.

And then we had Michael and the strategically-aligned business leadership team talk about what we’re doing and how we’re running the company, and how we’re running the company very differently than how perhaps you thought about it in an EMC federated model. The integration, the coordination and the cooperation that we’re driving with our technology roadmap, with our go–to-market frameworks, with our solution capability, very, very different, and very powerful as we think about the synergy opportunities that exist, and the opportunities to help our customers drive their transformation. Because when we work together collectively, there’s nobody better positioned to help our customers on their transformation stories.

And so as we tie this together, thinking about the market opportunity, the business model, the model that we’ve built with Dell Technologies, the capabilities that we have, the scale that we have both in our ISG business and our CSG business, the opportunities with our strategically-aligned businesses, the investments we’ve made to build and continue to develop a differentiated go to market model, we believe that that drives a unique financial model, and it drives a sustainable growth model over the near to mid-term as we think about how we’re going to build and drive the business.

And remember what we talked about previously when we were up here on a panel, which were focused on a couple of really key metrics. One is growth, relative growth both to the market and to the competition. And we think about that and it expresses itself both as obviously revenue through the P&L, but also through share gain.

And we think about how given our scale with that growth, and we’re focused on profitable growth not just growth for growth’s sake, it will drive tremendous cashflow for us.

So we’re optimistic about the position we have and what we’re doing to drive the business forward.

And so we’re going to spend the next few minutes talking a bit about the financial model and how we’re positioned relative to our competitors, how we’re positioned to the market, and then we’ll jump into the transaction.

So as you think about what Michael talked about and Jeff reiterated, there is significant market opportunity for us as we look at the IT spend environment that’s being forecasted over the near term. So we talk about the bill from $3.1 trillion to $3.5 trillion, that 4 percent CAGR, whether you believe the Gartner metrics, which is what these are, or the IDC metrics, which essentially say the same thing, but since we stated in the way up 2X GDP growth, so 4 to 5 percent growth over the next four years. The market, the underlying investment cycle is healthy.

And, yes, I get lots of questions about, okay, how do you think about that relative to the late term economic cycle that we’re in? How do those things square? Well, look, we believe, obviously, that we are a link cycle, theoretically in the economic model, in the economic expansion. When and how that might be fast or slow is not my job to predict. It’s our job to make sure that we grow no matter the economic cycle we’re in, and that we position the business properly to ensure that we’re driving growth, we’re driving cashflow, and with the unique set of capabilities and assets we have, we think nobody is better positioned.

But as you think about the key markets we play in relative to the IT spend environment, if you look at the right side of this chart, you look at the growth trajectories we’ve been on, and you can see whether it’s storage, servers, or the hyperconverged space where we’re growing roughly 2X the market.

Jeff talked about the fact that even within our client business, which is a relatively slow growth environment, we’ve taken share for 22 straight quarters, and we’re very focused and we’re differentiated in our mix on commercial client, and the selling model that we drive that drives an attach motion, that drives a profitability profile that’s unique and distinct.

And so we think we’re extraordinarily well positioned as we continue to move forward as a company.

And then you got a flavor through the panel that Michael just did around the unique set of capabilities that we have to transform and help drive our customers forward in their transformation. And that’s really about how we run the business, how we enable our customers through how we’re running the business to be effective in doing their own business model transformation.

And whether that’s around driving that digital transformation, which as Rob and Michael were talking about, and as Sanjay was talking about, is really that how do you put workloads and apps where they run, whether it’s public, private, multi-cloud, using the capabilities of a VMware, of a Pivotal, of a Boomi, of a Virtustream. And how we drive the IT transformation, that modern infrastructure, using the Dell EMC capabilities, the ISG capabilities, if you will, in terms of the modern architecture that we’re driving.

And you can see that the customers are responding to that, 24 percent growth in Q2 in the ISG business. Pretty remarkable given the size and scale that we’re driving.

And then Jeff in working with, say, VMware around workforce transformation with Workspace ONE and our CSG business.

So we have a unique set of capabilities and the magic, if you will, is how do we put that all together in a way to serve our customers to enable our customers to be successful. And we’ve talked about the synergies. You know, we talked about the $400 million of revenue synergies that we drove our cross-sell revenue, if you will, that we drove with VMware last year.

And we’re on track to drive roughly $700 million of revenue synergies with VMware this year. And I think as we’ve talked about, given the breadth and depth of what we do, I think there is expanded opportunities beyond that.

And then you saw this stat before, as we think about how we’re running the business around the fact that the cross-sell opportunity that’s happening with our customers in terms of 97 percent of our top 500 is buying from two of the three legacy companies.

So we have a unique set of capabilities. And that unique set of capabilities drives I think a pretty attractive financial model. You know, as we think about how these things come together with our investment focus, we’re just focused on the long-term, as we’ve talked about. We’re running this business for the long-term.

And the solution is we’re going to be disciplined in our investments, but we’ll make the appropriate investments that we see fit to position the business. And we talked again about the fact that we’re focused on long-term growth. Share gain, long-term growth, profitable growth, that optimizes and maximizes cash flow. That’s how we’re running the business.

And that cash flow optimization was really focused on making sure that through our efficient balance sheet, through the profitability and growth that we’re driving and the scale that we have and the enablers that that provides, drives an industry leading cash flow conversion cycle and a strong, strong balance sheet efficiency for focus, which is what we’ve always been known for.

And we believe that our capital structure, which we call an efficient capital structure, gives us flexibility, it allows us that flexibility to invest as we see fit, even as we continue to de-lever. So lots of conversation over the last few months around the debt load, how we’re managing the debt load. We are on track with what we said we would do around de-levering. We’ve de-levered some $13.7 billion since the transaction close. We’re on track to de-lever roughly another $800 million before the end of the year. Since the end of Q2, by the way, we’ve de-levered another $600 million, which is part of that $13.7 billion. So we’re making — we are where we wanted to be from a de-lever perspective.

And quite frankly, even with the de-levering, in our capital allocation focus, we’re making the appropriate investment in the business, making sure that we put the right investments into the business even as we manage the balance sheet and capital structure of the company.

So we think that the capabilities that we have, as I’ve said, allow us to outperform in any business cycle. Our ability to continue to perform, given the set of unique capabilities, the differentiated go to market, the differentiated product and solution, over a business cycles as we’ve demonstrated in the past should allow us, and will allow us to continue to outperform.

And the business has shown great momentum, particularly over the last year. If you step back and think about where we were at the beginning of last year, we put the go to market engine together. We worked through some integration as we did that with a focus on don’t disrupt the customer relationship. But as we did that we also realized that we needed to make some investments. We needed to make some investments in our selling models and how we cover our customers in order to get the maximum effect, the maximum benefit from the capabilities that we were putting together.

So we started that investment cycle and that investment cycle began to pay off in the back half of last year and on into this year. And you can see the growth, the 16-1/2, roughly 16-1/2 percent growth in the non-GAAP revenue at the end of Q2. With Q2 you can see the trailing 12. And you can also see the free cash flow generation that that growth and that focus has driven for us.

This is what we’ve been able to accomplish when we’ve been focused on running the business, making sure that we put the right investments in and enabling that cross-sell opportunity, and that momentum that we’re seeing over the last year is really through all three business units.

All three business units are seeing great momentum. Jeff talked about what’s going on in ISG, the great server and networking growth in the last quarter, in Q2. The great growth in client solutions, 13 percent growth, our commercial client revenue growing 13 percent year-over-year in Q2, which is important, again, as we think about the differentiation within that PC space.

And our VMware segment, which is growing roughly 11 percent, by the way, this is not VMware standalone, this is VMware as part of the consolidated Dell Technologies consolidated business. The VMware standalone revenue growth is actually a couple of points higher.

And so all business units, all momentum, all the momentum we’re seeing continues to be strong across all the main business units. And again, we expect to continue to grow faster than the market, faster than our peer group, even as we continue to drive forward.

That investment cycle that we talked about, we like to think of ourselves as we run a pretty disciplined organization here, in terms of where do we invest, how do we invest, what’s the level of that investment, what’s the return on that investment? What’s the appropriate ROI that we want to drive?

So I believe we’re disciplined in it, we’re focused on the long-term. We’re not here to optimize any one particular quarter. We’re here to optimize for the long-term, which means that there will be times we’ll make investment decisions that may have multi-quarter, even multi-year payback cycles.

Obviously, we’re going to monitor them and make sure that they’re appropriate and that they’re performing as expected in terms of the business case that was put forward. But we’ll make those calls where we think we need to position the business for the long-term.

And some of those investment we’ve talked a lot about over the last number of months, but we have invested pretty heavily in our go to market motion. We’ve added storage sellers. We’ve added general sales coverage. We’ve added acquisition reps, if you will, as Billy talked about in his enterprise accounts.

We’ve added sellers for the small business initiatives that we’re driving. We’ve added sellers for our medium business, the initiatives that we’re driving, all of which we’re looking at from a lens of if I invest what’s the return on that investment over what period of time.

And for a lot of the selling organizations, what we’re focused on is for every dollar of op-ex I give you, or we give you, how much margin dollars do I get in return for that one dollar. And it will range across the spectrum, depending upon the sellers and where they’re focused on.

And we’ve also invested in such areas as some of the technology solutions, the innovative solutions that Jeff is driving, as he’s looked at his roadmap and what he’s driving within his product roadmap and solution roadmap.

For instance, like the PowerMAX that he’s talked a lot about. That was a multi-year development cycle. At its peak I think he had over 1,000 engineers working on that as he delivers the industry’s best and fastest in the VME storage platform that we’re now out in the market selling.

And, again, we’ll adjust these investment cycles and investment philosophies as we need to. We don’t have perfect vision. So if things aren’t quite where we want them we’ll make the appropriate investment as we move forward. And in addition to those core investments, whether it’s sellers or it’s technology solutions, we’re also investing in a number of our other businesses to ensure that we position them for long term growth and position them properly.

So we are making a number of investments. All these investments are focused on driving sustainable, long-term growth. And that’s what we’ll continue to run the model we’re running and we’ll continue to evaluate as we go forward.

We’ve talked a lot about capabilities and we’ve talked about whether it’s technology solutions or go to market reach. But one of our unique capabilities that we have seen great success with has been DFS. DFS, the growth in DFS since we put these two companies together has been pretty remarkable. And DFS is a strong enabler for us, as we are interacting with our customers, whether it’s around providing financing capabilities, financing solutions, whether it’s helping them run their back office, so they’re not dealing with trying to track assets.

And we also realized that the penetration that we get with DFS, that customer intimacy that we get with DFS drives a great, sticky relationship, if you will. And that DFS relationship and acceleration has really been remarkable since we put the two companies together. And you can see the growth in financing receivables on the chart here.

The ability for DFS to provide financing solutions to the legacy EMC business, to the VMware family or company has also been tremendous for us. So we’re very pleased with the progress we’re making. DFS is also at the forefront in how we think about our flexible consumption model. Customers are coming to us and saying I want to buy in a different, or I want to consume in a different fashion, whether it’s an on-demand model, whether it’s around I want to mimic cloud-like economics. And so we’ve used DFS and DFS is out there with a number of unique financing models to help our customers drive the right financing solution for them and drive the right economic model for them.

And they’ve spoken with their dollars, right. Originations for DFS are up over 31 percent I think in the first half of this year. Our receivables are up — our financing receivables in Q2 were up 22 percent. And we fund DFS. So we enable DFS through efficient financing model, through an efficient funding model.

Well there’s asset backed securities, securitization, that’s why you actually hear us talk a lot, when we talk about our debt structure we differentiate between debt-related DFS and debt-related to the core business or core debt, because if you think about the DFS debt being securitized or backed by the financing receivable cash flow, it’s a pretty efficient way to run the business and a pretty efficient way to fund the financing business for us.

So with that, with flexible consumption models, with the build you’re seeing in solutions, we’re also focused on driving an increased recurring revenue stream. Our growth in deferred revenue, as you can see on the chart, over the last couple of years has grown by roughly $2 billion. Why is that? If you do the flexible consumption models it’s through the long-term utility models we’re driving, as well as our ability to attach and sell extended software and service warrantees in capability, software maintenance, the as-a-service model that’s beginning to become more and more prevalent in terms of whether it’s storage as a service, PC as a service, all of these are helping us built deferred revenue.

Now we’re not — if you think about the trailing 12 where we’re something like an $86 billion company, we need to have a much larger deferred revenue balance. But we are focused on continuing to build that capability, build that predictability as we move forward, so great progress on recurring revenue.

And you put this all together and you say, okay, you’re focused on growth; you’ve got a unique set of capabilities that drives a very strong cash flow for us. You know, and our business model is one around growth and scale and that innovation, which drives and delivers the cash flow generation that we’ve been seeing over the last number of years.

We’re also very focused on driving an efficient balance sheet. One of the things that we did when we put the two companies together was apply some of our working capital principles to the collective and consolidated balance sheet in terms of how do we make the balance sheet more efficient. How do I optimize this in a way that maximizes cash? And you can see the progress that we’ve made, you look at the trailing 12-month leverage-free cash flow, great progress on that and our free cash flow conversion ratios, which are industry leading in many instances.

So, we are pleased with the progress there. We’re going to continue to work on that. Our CCC is right now sitting at a negative 53 days, which is best in class. And we’ll continue to make sure that we’re enabling and driving the right level of cash flow generation with the business performance that we’re seeing.

And that cash flow generation has allowed us both to invest and to pay down debt. So we’ve talked a lot about this over the last number of quarters. The strong cash flow has allowed us to de-lever the balance sheet. You can see the core debt trajectory there, which started at the $40, almost $49 billion at the time of the close and today sits at $36 billion.

We’ve paid down $13.7 billion of debt over the last effectively two years. We’re right where we need to be from a maturity perspective, in terms of our ability to — we’ll pay down an additional $800 million. The maturity stacks as we look at them over the coming years are very manageable. We’ll pay down roughly — we’ve got a maturity stack of roughly $8 billion next year. Our plan is to pay that off with cash generation.

And as we look out into the future, as we approach investment grade, as we think about how we reset the capital structure, as we get towards investment grade, we’ll do and consider the appropriate refinancing to position the balance sheet with an investment grade like structure as we move forward.

We believe that this capacity, our capacity whether it’s our $4 billion of undrawn revolver or it’s the cash on the balance sheet that we’ve had, it’s the fact that Moody’s, SMP and Fitch all reaffirm their ratings at the announcement of this transaction. We believe that this capacity, our financial strength, we have the ability to whether any of the economic cycles that are on the horizon as we look forward.

So as we now step back and think about capital allocation, so we’ve talked a lot about investing in the business, paying down debt, our primary use of capital since we put these companies together has clearly been around de-levering. We think that’s the appropriate use of capital at this point. We’ve been very consistent in how we message and manage this. Pay down the debt, while making the appropriate investments in the business.

And as we look at that and we’ve also supported the Tracker, quite frankly, right, so we bought back 23 million shares of Tracker over the last couple of years, roughly about slightly over 10 percent of the flow. I think we spent about $1.4 billion to do that. We thought that was the appropriate investment to make. So we have been supportive of the Tracker, both from a de-levering perspective and from a share buyback perspective.

Now as we think about where we are in the journey, or the capital allocation strategy framework, right now we’re principally focused on de-levering. We believe that that’s the appropriate structure right now. And we’ll continue to focus on that as we move towards investment grade and it is our intention to get back to investment grade ratings.

Then over time what we’ll step back and think about is how do we then begin to think about shareholder return frameworks as we are continuing to de-lever the balance sheet. What’s the appropriate methodology or framework to think about there, whether it’s share repurchase or dividend consideration.

That’s a bit down the road. But we are thinking about what is the next iteration and the next evolution, if you will, of our capital allocation strategy. But for right now don’t make any mistake. We’re focused on de-levering. We’re focused on investing in the business, appropriately so, and our focus is to get back to investment grade.

Guidance is one of my favorite topics, so look, we upped our FY ’19 guidance two weeks, a couple of weeks ago when we did our Q2 earnings call, given the strength that we’re seeing in the business. And so the chart reflects the revised upward guidance.

The long-term guidance is unchanged. And let me just talk to you about that for a second, because remember that we framed the long-term guidance around growth rates, right. So relative to market growth rates we’re going to grow at a premium to the market from an orders velocity perspective.

And then we’ve also put on this chart the revenue framework that that then drives. So nothing has changed in the long-term frameworks that we’ve laid out. As we think about our long-term framework what we’re very focused on and the keys to driving and achieving the long-term framework are around, as we’ve said, you’ve got to grow storage and data protection. It’s a key element of the P&L leverage and P&L capability that we need.

We’re focused on improving server operating margins, another key element of what we’re driving. And then obviously I’m driving and I want a more efficient P&L. So I want leverage through the P&L as our sales investment, as we ramp sales productivity.

Those three elements are key to us as we think about how we move through these years to get to that long-term guidance of roughly 12 percent of operating margin in the Fiscal ’23 range.

And obviously if the market is stronger than that, again, we’re going to grow at a premium to the market. And so we’re going to lean into growing, we’re going to lean into driving cashflow, but we’re going to make sure we do this in a very disciplined way to make sure that we deliver on our frameworks.

We do think that this challenge of the frameworks and the targets are interesting. They’re a bit challenging but very achievable given the investments we’ve made and the capabilities that we have.

And one of the great things about the guidance as we’ve laid it out is that it’s actually how we run the business. We run on growth, it’s a relative growth measure, and it’s a cashflow measure and a profitability measure. So it all aligns very nicely.

Let me switch real quick and talk about the opportunity that has presented itself. The opportunity for our DVMT stockholders. So we’ve obviously announced the transaction on July 2nd, whereby the opportunity for our DVMT shareholders to make a choice around owning a security that is a derivative security of Dell Technologies that tracks 61 percent of the economic interest of our ownership in VMware or to perhaps have the opportunity to invest in a broader set of great assets, the assets that underlie Dell Technologies as the opportunity presents itself with a conversion into Class C, the 1.3665 conversion ratio.

Well, recognizing that maybe not everybody wants to take that journey with us, we also offered a cash amount, $109 a share up to $9 billion in total, a premium of 30 percent off the unaffected price prior to the transaction announcement.

We do think that this is an interesting opportunity for us, for you, for those Tracker holders. The ability to own a set of attractive assets, a differentiated set of assets that’s growing faster than the industry, a unique set of capabilities, a unique go to market structure, long-term growth oriented, and the ability to take advantage of the technology market trends that we’ve talked about. The ability to take advantage of what we think is a sustainable growth framework as we move forward. And this is versus an asset or a security, if you will, that tracks a very narrow asset, if you will.

We think that capability, that attractive offer exists. You can see the recent performance. You can see the unique set of capabilities we have. And we think about, as we think about valuation, which has been an interesting conversation over the last couple of months, think of how we stack up against our key competitors.

So you think about our revenue performance over the last period of time and see where we’ve outperformed our peers considerably over the last year. The top line momentum we’re seeing continues to be strong. And that momentum is driven by a unique set of capabilities and set of solution offerings that is unmatched. And that opportunity and that revenue opportunity is also driven by obviously our cross-sell capabilities that we have.

And you can look at various other valuation metrics, whether it’s leverage-free cashflow or equity value to adjusted net income, we do think that the transaction as valued implies an attractive entry point into participating the growth story of Dell Technologies. And we do think that a levered earnings multiple is the right way to look at this. However, if you even want to do it on an EBITDA basis, we do think that it’s attractive relative to its peers when you actually think about the set of capabilities and assets that we have.

Again, we think it’s a compelling value proposition. No one has the scale. No one has the capabilities. No one has the go to market reach. No one has the leverage that we have to participate in the digital transformation story.

Let me touch for a minute on governance. So we ran a discipline process, the board and the special committee went through a thorough evaluation of the opportunities and the alternatives that were available. The special committee was run by David Dorman and Bill Green, two highly qualified independent directors. They negotiate on behalf of the Class B. It was their job to drive and find the best alternative for the Class B shareholders. And so they were aided by a set of advisors that are extraordinarily strong and capable.

And we also put a number of governance protections in there meaning that the majority, the minority, or the unaffected shares need to vote for this. The transaction was highly negotiated. And we think you can see through the S-4 and the back and forth process where it went that I think the special committee negotiated quite strongly on behalf of the Dell Class B shareholders.

On a go forward basis, 60 percent of the board is independent, which is our three independent directors, Dave, Bill and Ellen. But you’re obviously with the Class C or even with the Class V, you are investing in a controlled company. But what’s great about that is that you’re aligned with the long-term interest of Michael and Silverlake who are committed to the long-term value creation.

And they have a track record of driving value creation. If you entered in Tracker at the time of the EMC transaction, that’s up roughly 142 percent over that period of time, over the last two years. If you think about the track record of Michael and his ability to generate return, if you look at the historical Dell from the point of IPO to the point where we went private, it’s over a 14,000 percent return on that investment. And then if you look at the capabilities and the investment profile or the investment return of those companies that are managed that are portfolio companies of Silverlake, over a 2X return over the S&P 500.

So strong track record around value creation and the ability to align and participate with them we think is an attractive opportunity.

And so let me wrap this up and just make sure that we all understand the message we’re driving. We think were well positioned in a large and growing market. We talked about that $3-1/2 trillion TAM. We’re focused on long-term share gain and growth. We’re focused on outperforming our competition in the market. We think our financial model is best in class and drives an industry leading cashflow conversion and cashflow generation model. And our capital structure is an asset driving outsized returns. And we have appropriate and significant liquidity and financial flexibility. And we ultimately think that the transaction that’s on the table creates substantial value for all shareholders.

And so that’s the message we want to leave you with, and I’m more than happy now to begin Q&A.

Robert Williams	We’ve got about 15 minutes for Q&A, Tom. So we’ll remind everyone, one question please.

We’ll start with Toni.

Toni Sacconaghi	Thank you. Toni Sacconaghi from Bernstein.

Tom, you mentioned that you thought that the offer was an attractive and fair one and put rationale up. I’m wondering if you can talk about what feedback you’ve gotten from investors on this offer and can you comment on whether you’re surprised about the spread between where DVMT is currently trading and your $109 cash price? I’m sure financial advisors talked to you about what you should expect over time.

Tom Sweet	I’ve had lots of financial advisors tell me what to expect over time here. So, look, I think the feedback we’ve gotten has been both constructive and represents different points of view. We’ve had some investors that say this is a pretty interesting value opportunity, value creation opportunity. And we’ve had good conversations with them. We’ve also had investors say I don’t like the valuation. And it typically has gotten into an EBITDA conversation and around the value of the core. And then you can get into all those other issues around hold code discounts, all those types of things.

I think what we’re trying to make sure everybody understands is, we hear you. We appreciate the feedback, but we’re also trying to make sure you understand that this company is a very different company than perhaps what you remember from either Dell as it went private or EMC as it become part of Dell Technologies. We run a very different model. We think we have a unique set of capabilities. The growth opportunity we think is pretty interesting.

And that’s really the conversation, Toni, we’ve been having is around if you don’t like the valuation or you don’t believe the valuation, then you must not believe the Dell differentiation, the Dell Technology differentiation.

I think what we’ve tried to do over the last number of months and today, quite frankly, is show you and demonstrate to you that we are a very unique and differentiated company relative to our peer group, and how does that present itself? Look at the outperformance. Look at the growth trajectory we’re on. Look at the cashflow generation that we’ve driven. And you should measure us on our say/do ratio.

The fact is that we told you we were going to delever over the last few years. We’ve delevered. We told you that we’re going to invest for the long-term but we were committed to driving value creation, and you’re starting to see the fruits of that. No one is declaring victory, by the way. We have work to do in a number of areas.

But we think that given the market opportunity, given the growth that we’re seeing in the market, given the investment cycle we’re in, there’s not a better company if you want to be invested in technology Dell Technologies is a pretty interesting place to be.

And so, look, we’ll continue to have the conversations. We’ll continue to make sure people understand Dell Technologies. Ultimately people are going to have to decide for themselves what value they put on this transaction. That’s not my job. My job is to give you all the information and our investors the right information that they can make the appropriate judgment about is this a long-term value opportunity, creation opportunity, that they want to be part of.

So that’s what we’re going to be doing. We’ll be out on the road here in the next number of weeks to continue to have those conversations, and I’m sure we’ll have some interesting dialogue around how we’re positioned and what does that mean relative to value creation opportunity.

Robert Williams	Let’s go to the back over here.

Thanks. Jeff Harlib, Barclays.

Jeff Harlib	Tom, for fiscal ’19 guidance, the margins imply some degradation from last year. Can you just talk through what the factors are? I know you talked about investing in sales, so you’re facing some tariffs on component costs. And then just sort of the follow-up is how do you see the ramp up to the 12 percent over the next few years? Is it more revenue driven versus efficiencies?

Tom Sweet	Our guidance in the second half implies an operating margin in the core Dell Technologies to be slightly less than it was in the back half of last year and, quite frankly, in the front half of this year. And the reason is two-fold. One is, we have a number of investments that we’re layering into the P&L principally around selling capacity in terms of incremental selling capacity that we’re investing in.

And remember those totals are assuming seller productivity is anywhere from 6 to 12 to 15 months depending upon what the ramp cycle and what type of seller they are. So we knew with these investments that we would have some P&L pressure there. There’s also a mix dynamic happening where the velocity that we’re seeing in server and in client and the relative mix of that to the storage portfolio, we’re weighting a bit more heavily towards those lower margin solution sets, if you will. And so there’s a mix dynamic happening as well.

But we absolutely think one of the things, Jeff, as you and I have talked over the years is we’re going to try and give you as best a view as we can in terms of what do we see, but more importantly why. So why are we doing it? The investment in the sales capacity is pretty evident as we look at the opportunity.

We’re obviously taking advantage of the fact that the market receptivity to our server capabilities and solutions has been astonishing, 35, 34, 35 percent growth in Q2. We’re obviously going to continue to drive that as we move forward. But because of that though, I do think we’re going to have a little bit of a mix dynamic that we’re going to have to work our way through.

And so if you didn’t step back and say, okay, evolve me forward then and talk to me about how do you get from there to a 12 percent operating margin in FY 2023, that gets into, okay, as Jeff talked about, we’ve got two quarters of storage revenue growth. Nobody is declaring victory yet. So we have work to do in storage to make sure that we position that for long-term sustainable growth, both from a product perspective and from a coverage model perspective.

So over time that storage mix will ramp for us, storage and data protection I should say. Also I mentioned I think as part of my comments that we want to continue to improve server profitability. That’s an area that as we think about what an optimal P&L construct looks like, server profitability needs to improve and that’s things like we’re working on cost models there, we’re working on differentiated offerings that are more targeted to the areas that we’re playing in. And we’re working on how do we think about our pricing dynamics as we look across the globe and the opportunity that exists.

And then third and last is, look, I think, Jeff, if you listen to my Q2 call, I talked to you guys about the fact that I wasn’t very happy with our P&L efficiency. That I thought our P&L needs to be more efficient over time, which gets into this construct of sales productivity. When I’m driving this much revenue velocity, we need to drive more profitability through the P&L.

And so as we think through the next three to four years, as we drive storage, continue to work on server profitability, and our salesforce investments that we’re making, our go-to-market investments that we’re making mature and stabilize, our map is we work our way through our long-term models, target that 12 percent operating margin is an appropriate target for us to be focused on.

Robert Williams	Over here.

Matt Cabral	Thank you. Matt Cabral from Credit Suisse.

So within ISG you’re targeting pretty aggressive outperformance in both servers and storage looking our longer term. Could you just talk a little bit about how important price is to those share gains, and you talked about this a little bit in the last answer, but just how we should think about the trajectory of ISG margins specifically over the next couple years?

Tom Sweet	Look, ISG margins should expand over the next couple of years. If we run the model the way we want to run the model, which is storage velocity picks up, and then from a server perspective, server dynamics you’ve got to deconstruct.

So when you look at server growth in the long-term, which is high single digits, you actually have to decompose that and say, okay, separate out the cloud or hyper — the density-optimized servers and think about mainstream servers. The mainstream market is slightly growing but not at the same rate as the high single digits.

And so what we think about is we want to take share in mainstream. We will be opportunistic in cloud, but it’s generally not a place you want to go to drive and build sustained profitability. But we’ll continue to make sure that we’re watching that and participating as appropriate.

But the pricing dynamic then comes, if you think about mainstream servers, how we dissect and think about our business is both we want to build our buyer base, our server buyer base needs to expand. Why? Because that then drives run rate business. That drives a recurring revenue relationship as they buy run rate servers from us even as we’re driving and building. You also have a number of very large sort of multi-million dollar deals that are out there in any particular ecosystem. So it’s both a run rate server buyer base expansion as well as being disciplined on those large opportunities and being disciplined within the cloud.

From a pricing perspective the question I get a lot is, hey, your competition is not going to sit back and let you take share forever, so at some point you’re going to get a reaction. And could that manifest itself in a more competitive pricing environment?

And I think the reality is, we’re in a competitive pricing environment today. If you look at the opportunities around the globe, it’s a very competitive process, a very competitive environment. And we’ve demonstrated over time that every once in a while you’re going to get some irrational behavior, but it tends to settle back out over time. But over the long-term I think we’re confident in our ability to price properly and appropriately, and it’s also why we’re looking at the cost structure of the server business as we think about how are we fit to fight in 2021, ’22, and ’23.

So that’s the dynamic that we’re working our way through right now.

Robert Williams	Question?

Aaron Rakers	Thank you. Aaron Rakers at Wells Fargo.

You showed an interesting slide on the growth of your deferred revenue and we’ve talked a little bit about consumption models as a service and so on and so forth. I’m curious if you were able to double click on that and help us understand how much of your recurring revenue today is product-related versus what’s more or less services and how fast we could think about that growing, considering that one of your bigger peers has really seen multiple expansion on the fact that they have put on there the recurring revenue stream.

Tom Sweet	Yeah, look, we don’t typically dissect deferred revenue from a public market or a public information perspective. So I won’t do it here. I will tell you though; as we look at the growth opportunities there we think it’s wrapped around this element of as a service is going to continue to grow. There is demand out there for that flexible consumption, let me buy by the byte and pay by the byte, even though I may sign up for a longer-term contractual framework.

So we do think that the as a service element of the deferred revenue stack will continue to grow. We’re also very encouraged, though, as we still have a fair amount of our deferred revenue attached to a product sale so that extended warrantee connect points, continues to be quite strong for us and our services team continues to develop new offerings.

And so while I won’t dissect it for you we’re optimistic about the growth of deferred revenue, but look we’ve got a ways to go with deferred revenue before it becomes a bit more — it helps us become if you think about a SaaS company with coming into the quarter they know 95 percent of their revenue, that’s not where we are today, right. We’re a product and solution company, but we clearly want to continue to build that recurring revenue stream over time.

Robert Williams	One last question.

Simon Leopold	Thank you very much. Simon Leopold with Raymond James.

We did get a clear message that your priority is de-levering. But I’d like to get your thoughts on an M&A or acquisition strategy in terms of criteria, size, what you would look to do as that secondary priority after de-levering.

Tom Sweet	Yeah, look, it’s a great question. Look, we have an active core dev team that’s working very closely with Jeff in the business around, one, what are those trends in technology that we’re seeing and working with Jeff around what’s our organic footprint look like, you know, and quite frankly today we’ve been primarily — we’ve done a couple of small tuck-ins in certain areas for pieces of technology. And I think that’s the right measure right now.

Obviously, VMware has been acquisitive, as Sanjay talked about in terms of some of the acquisitions they’ve done. And we have principally used the SAB structure as that acquisition framework. But, look, we’re going to be realistic about wheat do we think we need from a capability perspective.

We’ll lean on Jeff and his team in terms of what should we be thinking about developing organically, what do we partner for, what do I have to go out and acquire. But today we’re comfortable with the framework that we’re running, but over time as the situation changes, or the opportunity presents we’ll take a look at it.

All right, so thanks, everybody. I appreciate it.

Robert Williams	Thanks, Tom.

END

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